The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor are they soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT dated July 8, 2010 (To Prospectus Dated July 7, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-167163

U.S.$

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

percent Notes due 20

The Notes will bear interest at the rate of         percent per year. Interest on the Notes is payable on             and             of each year, beginning on             . The Notes will mature on             , 20    . The Notes are not redeemable prior to maturity. Interest on the Notes will accrue from             2010.

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes contain provisions regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005 and the 6 3/8 percent Notes due 2019 issued in July 2009. These provisions are described on pages 57 to 59 of the accompanying Prospectus. Under these provisions, the Republic of Poland may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. In this Prospectus Supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.

	Per Note	Total
Public Offering Price	percent	U.S.$
Underwriting Discount	percent	U.S.$
Proceeds to the State Treasury	percent	U.S.$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about                     , 2010, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

BARCLAYS CAPITAL	HSBC	NOMURA

July     , 2010

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. The State Treasury has not authorized anyone to provide you with different information. The State Treasury is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the document.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document and the Prospectus.

The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-11.

The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.

This Prospectus Supplement and the accompanying Prospectus will be available free of charge at the principal office of Dexia Banque Internationale à Luxembourg, société anonyme, the listing agent.

The State Treasury accepts responsibility for the information contained in this Prospectus Supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus Supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

SUMMARY OF THE OFFERING

Issuer	The State Treasury of the Republic of Poland, represented by the Minister of Finance.

Securities Offered	U.S.$ principal amount of Notes due 20 (the “Notes”).

Maturity Date	, 20 .

Redemption Basis	At par on maturity.

Ranking	The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

Interest Rate	The Notes will bear interest at the rate of percent per annum.

Interest Payment Dates	and of each year commencing for the period commencing from and including , 2010, as described herein.

Markets	The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.

Further Issues	The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing	Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.

Form and Settlement	The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about , 2010, the Closing Date, with Citibank, N.A., London as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this Prospectus Supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as described in this Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the fiscal agency agreement governing the Notes. See “Description of the Notes—Form and Registration”. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about             , 2010.

Withholding Tax	Principal of and interest on the Notes are payable by the State Treasury without withholding or deduction for withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to a European Union Directive on the taxation of savings, to the extent set forth in this Prospectus Supplement and in the attached Prospectus under the heading “Description of the Securities—Payment of Additional Amounts”.

Governing Law	The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Collective Action Clauses	The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 57 to 59 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of at least 75 percent of the aggregate principal amount of the outstanding Notes. These provisions differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005 and the 6 3/8 percent Notes due 2019 issued in July 2009.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$            .

DESCRIPTION OF THE NOTES

The Notes are issued under the Fiscal Agency Agreement, known as the Agency Agreement, dated as of             , 2010, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on July 7, 2010.

The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and in particular “Description of the Securities” in the attached Prospectus.

General

The Notes:

•	Mature on , 20 .

•	Bear interest at a rate of percent per annum.

•	Are to be issued pursuant to the Agency Agreement.

•	Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•

Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•	Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof.

•	Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.

Interest:

•

Will be payable on the dates set forth on the cover of this Prospectus Supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on          and         , as the case may be, prior to the payment date, each a Record Date.

•	Will be calculated on the basis of a 360-day year of twelve 30-day months.

•	Will accrue from , 2010.

•	Payments will begin on .

Fiscal Agent

The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

Citibank N.A., London, is the Fiscal Agent of the Notes under the Agency Agreement.

The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, or the Global Notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the Depository or DTC, and registered in the name of Cede & Co., the Depository’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes in the United States through the Depository or in Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository.

The Clearing Systems

The Depository advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depository holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the Euroclear Terms and Conditions. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream

Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

Definitive Notes

Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.

If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Payments on the Global Notes

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depository’s rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depository in accordance with the Depository’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depository and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depository.

Because of time-zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depository’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depository, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Notices

As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

UNDERWRITING

Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this Prospectus Supplement each Underwriter named below has severally agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this Prospectus Supplement.

Underwriter	Principal Amount
Barclays Capital Inc.	U.S.$

HSBC Bank plc	U.S.$

Nomura International plc	U.S.$

Total	U.S.$

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer some of the Notes to dealers at that price less a concession not in excess of          percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a discount not in excess of          percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus Supplement.

The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$            .

In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could case the price of the security to be higher than it might be in the absence of such purchases.

Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Some of the Underwriters are not U.S. registered broker-dealers and therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.

The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

OFFERING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the Underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by he competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in the Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; and or

(b)	to investors who acquire Notes for a total consideration of at least €50,000 (or its equivalent in any other currencies) per investor, for each separate offer; and/or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer.

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

For the purposes of this provision, an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the Underwriters has represented, warranted and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes to be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”) (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by Allen & Overy, A. Pędzich sp. k., Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments unless any of the circumstances set forth in Article 1146§1, Points 1 to 7 of the Polish Code of Civil Procedure have occurred. The circumstances referred to above are: (i) the matter has not been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered; (ii) the subject matter of the judgment falls under the exclusive jurisdiction of Polish courts; (iii) the letter initiating the proceedings was not properly delivered within a time to allow the defendant to submit a defence; provided, however, that the defendant was not engaged in the essence of the dispute; (iv) the party was denied the right to defend; (v) the matter concerning the same claim between the same parties has been brought before a Polish court earlier than the foreign court; (vi) the judgment is in contravention of an earlier issued final judgment of a Polish court, or an earlier issued final judgment by a court of a foreign country meeting the requirements to be recognized in the Republic of Poland and issued in a matter concerning the same claim between the same parties; (vii) the recognition of the judgment would be inconsistent with the basic principles of Poland’s legal order. Subject to the above, if the conditions set forth herein are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. In addition, the Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. Copies of this Prospectus Supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.

The Notes have been assigned Common Code No.             , International Security Identification No. (ISIN)             and CUSIP No.             .

Authorization

The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland on             , 2010 acting on behalf of the State Treasury of the Republic of Poland pursuant to the order of the Minister of Finance of                          and the letters of issue              of the Minister of Finance dated                         .

Paying Agent

Dexia Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.

The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, dated as of July     , 2010, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement, as amended by Amendment No. 1 to the Registration Statement, under Schedule B declared effective on             , 2010.

Documents

Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:

•	an English translation of the Republic of Poland’s Budget Act 2010; and

•	the Agency Agreement executed by the State Treasury, Citibank N.A., London and Dexia Banque Internationale à Luxembourg, société anonyme.

Litigation

Except as disclosed or incorporated by reference in this Prospectus Supplement or in the attached Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

Except as disclosed or incorporated by reference in this Prospectus Supplement or in the attached Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.

Freely Transferable

In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be canceled.

Where You Can Find More Information

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.

All of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement and the accompanying prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by Allen & Overy LLP, special United States counsel for the State Treasury, and by Allen & Overy, A. Pędzich sp. k., Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this Prospectus Supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance, Ministry of Finance, Republic of Poland.

PROSPECTUS

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to US$2,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of US$2,000,000,000. This prospectus provides you with basic information about the Republic of Poland, or Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

DEFINED TERMS AND CONVENTIONS

Currency of Presentation and Exchange Rate

All references to “U.S. dollars” or “US$” in this prospectus are to United States dollars; all references to “złoty” or “PLN” are to Polish złoty; all references to “€” or Euros are to the euro, the currency of the adopting member states of the European Union, or the EU. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and the euro to U.S. dollar exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2005	2006	2007	2008	2009
	(PLN per US$)(1)
Year end	3.2613	2.9105	2.4350	2.9618	2.8503
Average for year	3.2348	3.1025	2.7667	2.4092	3.1162
	(PLN per €)(1)
Year end	3.8598	3.8312	3.5820	4.1724	4.1082
Average for year	4.0254	3.8951	3.7829	3.5166	4.3273
	(€ per US$)(2)
Year end	1.1842	1.3197	1.4603	1.3919	1.4579
Average for year	1.2448	1.2563	1.3711	1.4726	1.3935

(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York

Currency translations are included for convenient reference only and you should not construe these conversions as a representation that the amounts in question have been, could have been or could be converted into any particular currency at any particular rate or at all. For information on the convertibility of the złoty, see “Monetary and Financial System—Exchange Rate Policy”.

Presentation of Financial Information

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Some figures contained in this prospectus are preliminary, meaning that the full set of data necessary to finalize the preliminary statistic may not yet be available. Certain other figures contained in this prospectus are non-final, meaning that the full set of data necessary to finalize the non-final statistic has been used in calculating the statistic, but that data set may be subject to further revision. In each case, final figures may vary from the estimated, preliminary, or non-final figures set forth in this prospectus.

i

Defined Terms

Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specified period. Unless otherwise stated, all references to increases or decreases in GDP refer to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period.

The inflation rate, or inflation, provides an aggregate measure of the rate of change in the prices of goods and services in the economy over a specific period. References in this prospectus to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Such forward-looking statements are based on the State Treasury’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. The State Treasury undertakes no obligation to update forward-looking statements contained in this prospectus or any other forward-looking statement it may make, and you should not make investment decisions in reliance on such statements.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our Securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

ii

iii

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe, with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 90,000 square kilometers of forest (approximately 30.1 percent of Poland’s total land area) and 140,000 square kilometers of arable land (approximately 44.1 percent of Poland’s total territory).

With a population of approximately 38.1 million, Poland is also one of the most populated countries in Central Europe. Population density is estimated at approximately 122 persons per square kilometer, with approximately 61.1 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million. Sixteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country. Approximately 98.0 percent of the population is ethnically Polish and speaks Polish. Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 90.0 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated Polish politics. Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party. The Polish State was in political and economic crises throughout much of the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the Communist government. On December 13, 1981, in response to the threat of general country-wide strikes, the government declared martial law and outlawed Solidarity. Martial law continued for 18 months, until July 1983. In the following years, the government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist government and the democratic opposition, led by Solidarity, agreed to a power sharing arrangement and competitive elections of a bicameral parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for Parliament signaled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory.

In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections. The Sejm consists of 460 members and the Senate consists of 100 members. Electoral rules for the Sejm generally stipulate that a minimum of five percent share of the popular vote must be gained by a party (eight percent for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate, and be signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising of at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also establishes the independence of the National Bank of Poland, or NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of GDP. See “Public Debt—Debt Management”. Moreover, since 1999, it is not permitted under the Constitution for a budget act to provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodeships. Each voivodeship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodeship level. There are three levels of independent provincial self-government: voivodeships, poviats and gminas. There are 16 voivodeships at the top level, where self-governing authorities elected by popular vote are located alongside government-appointed voivodes. In addition, there are 314 counties and 65 cities with poviat status at the intermediate level and 2,478 basic units of locally-elected governments, known as gminas. All of the self governing entities are financially autonomous and independent of each other and of the Government. The Prime Minister may limit their activities only to the extent that their actions conflict with national law. The self governing entities are financed by a share of national taxes and by their own revenues from local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts. A separate Constitutional Tribunal has jurisdiction over all matters of constitutional law.

Current Government and Politics

The most recent presidential elections concluded, after two rounds, on Sunday, July 4, 2010. Two candidates, Jarosław Kaczyñski, of the Law and Justice Party (PiS), and Bronisław Komorowski (former speaker of Poland’s lower house and acting President since April 2010, following the death of the previous President in the April 10, 2010 plane crash), of the Civic Platform (PO) party were competing for the position of the President of the Republic. Bronisław Komorowski won the election, with 53.01 percent of the vote. President Elect Komorowski will take the oath of office in front of the National Assembly following a certification of the election results by the Supreme Court. He is scheduled to assume the office of the President on August 8, 2010.

The most recent Parliamentary elections were held on October 21, 2007. Following these elections, the Civic Platform party received 41.51 percent of the vote, the Law and Justice party received 32.11 percent of the vote, the Left (Lewica) party received 13.15 percent of the vote and the Polish People’s Party (PSL) received 8.91 percent of the vote. The Samoobrona (“Self-Defense”) party and the Polish Families League (LPR) did not reach the threshold level of votes required for entry into Parliament. A number of other Government officials, including representatives from the Senate and Sejm, were killed in an airplane crash on April 10, 2010. To replace three of the deceased Senators, a Senate by-election is scheduled in their electoral districts on June 20, 2010. A Sejm by-election is not required by law under these circumstances and new representatives for the seats previously held by Sejm Deputies who perished in the airplane crash will be replaced by candidates who received the second highest number of votes for the respective seats in the 2007 Parliamentary elections.

The Civic Platform and the Polish People’s Party have formed a governing coalition. As a result, Mr. Tusk became the Prime Minister and Waldemar Pawlak, a leader in the Polish People’s Party, became the Deputy Prime Minister. Representatives of the Civic Platform have been appointed as head of most government ministries with the exception of the Ministry of Economy, the Ministry of Agriculture and Rural Development and the Ministry of Labor and Social Policy, which are headed by representatives of the Polish People’s Party.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at April 9, 2010:

SEJM	Seats
Civic Platform (PO)	206
Law and Justice (PiS)	155
Left (Lewica)	43
Polish People’s Party (PSL)	31
Koło Parlamentarne Polska Plus (Polska Plus)	8
SDPL-Nowa Lewica (SDPL)	4
Demokratyczne Koto Poselskie Stronnictwa Demokratycznego (DKP SD)	3
Unaffiliated	10

Total	460

SENATE	Seats
CIVIC PLATFORM (PO)	57
LAW AND JUSTICE (PIS)	37
UNAFFILIATED	6

Total	100

Source: Sejm and Senate

The most recent local elections were held in November 2006 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2011. Local elections are scheduled for autumn 2010.

International Relations

Poland is a founding member of the United Nations, belongs to an array of international organizations and maintains diplomatic relations with 182 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade, or GATT, and is now a member of the World Trade Organization, or WTO, the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, or IMF, having withdrawn its original memberships in 1950. Poland is also a member of the International Finance Corporation and was a founding member of the European Bank for Reconstruction and Development, or EBRD. In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development, or OECD. Poland is also a member of the International Development Association, or IDA, the Council of Europe Development Bank, or CEB, and the European Investment Bank, or EIB.

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, or EFTA. By 2001, in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization, or NATO.

European Union Membership

In December 1991, Poland signed a “Europe Agreement” with the European Community, now the European Union, formalizing trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

The accession negotiations between Poland and the EU lasted for more than four years, having been officially launched on March 31, 1998 and finalized at the Copenhagen Summit on December 13, 2002. In accordance with the timetable drawn up at the Copenhagen Summit in December 2002, Poland and nine other candidate countries signed an accession treaty with the European Union on April 16, 2003 in Athens. This accession treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

For the purpose of European elections, Poland is subdivided into constituencies, like the United Kingdom, Ireland, Italy, France and Belgium. Unlike these countries, however, the number of seats in each sub-constituency in Poland is not decided until after the election. Poland therefore is sometimes treated as a single constituency for reporting purposes. After the European parliamentary elections of 2009, Poland had 50 members of the European Parliament. As with the Polish Parliament, the Civic Platform and the Law and Justice parties hold substantial portion of the Polish seats in the European Parliament, with 25 seats and 15 seats respectively.

As membership in the European Economic and Monetary Union and the adoption of the single currency are both required by the Accession Treaty and have been set as objectives of the Polish government, Poland is continuing a dialogue with the EU on these matters. As a member state, Poland is subject to multilateral surveillance by the EU’s Council. Poland is obliged to prepare an annual Convergence Program covering fiscal policy, Poland’s main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact. This information must cover the current and previous year and include forecasts for at least the next three years.

An area of focus during the first years of Poland’s membership in the EU has been the effective implementation of EU-financed projects in accordance with the Accession Treaty. Such financing reflects the EU principle of European solidarity, which aims to help less developed EU countries bridge the gap between the economic and social development of more affluent EU member states and their own.

Polish membership in the European Union has resulted in a major inflow of EU funds. Between May 2004 and December 2009, the flow of EU resources into Poland was approximately €35.8 billion (mostly from structural funds and payments under the EU’s Common Agricultural Policy). In contrast, Poland only made approximately €15.7 billion of Own Resources Payments—payments made as a Member State to help finance the EU budget. The net inflow of EU resources is projected to increase through 2012 in connection with the implementation of the operational programs associated with the EU’s Cohesion Policy 2007-2013 for Poland. Poland’s increased spending on infrastructure during this period and related EU funds are expected to provide additional support for the Polish economy.

The following table sets forth information relating to the inflow of EU funds for the periods indicated.

	INFLOW OF EU FUNDS
	2004 (May – December)	2005	2006	2007	2008	2009
	(EUR millions)
Pre-accession Funds	483.0	672.2	222.3	0.9	34.7	0.0
Cohesion Policy	1,050.2	1,004.6	2,145.7	4,740.6	5,169.8	6,149.1
Common Agricultural Policy	297.4	1,542.1	2,154.1	2,553.7	2,031.2	2,965.3
Transition Facility	0.0	10.3	25.6	33.7	16.8	7.8
Cash Flow Facility Instrument	490.3	612.0	514.3	0.0	0.0	0.0
Schengen Facility	103.4	103.9	106.7	0.0	0.0	0.0
Other Funds	53.4	73.0	100.2	77.3	139.5	122.4
Migratory Funds	0.0	0.0	0.0	0.0	4.5	13.8

Total	2,477.6	4,018.1	5,268.8	7,406.2	7,396.4	9,258.4

Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period between May 2004 and December 2009.

(EUR millions)
Current expenditures	18,881.50
Capital expenditures	16,944.00

Total	35,825.50

Source: Ministry of Finance

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated. The information set forth below are projections based on the current EU budget and are not legal commitments on behalf of the EU to provide the funds described below. See “About this Prospectus” for further information with respect to forward-looking statements.

	PROJECTED FUTURE INFLOWS OF EU FUNDS
	2010	2011	2012
	(EUR millions)
Common Agricultural Policy	3,828.8	4,176.4	4,319.6
Cohesion Policy	6,640.1	8,901.2	10,591.5

Source: Ministry of Finance

The following tables set forth certain information with respect to Own Resources Payments to the EU for the periods indicated.

OWN RESOURCES PAYMENTS

	May – December 2004	2005	2006	2007	2008	2009	January – March 2010
	(EUR millions)
Payments related to Gross National Income	890.5	1,561.7	1,661.8	1,723.1	2,120.2	2,215.3	843.1
Payments related to VAT	192.7	359.0	418.4	506.5	551.4	452.6	160.2
Traditional Own Resources Payments	111.9	268.8	274.8	335.0	437.5	314.8	77.4
Rebates and corrections	123.9	189.8	197.5	214.7	293.0	251.0	65.3

Total	1,319.0	2,379.4	2,552.5	2,779.3	3,402.1	3,233.7	1,145.9

Source: Ministry of Finance

THE ECONOMY

Recent Trends in the Economy

On January 1, 1990, the first post-Communist Government introduced an economic reform program known as the “Economic Transformation Program” or the “Balcerowicz Plan”, named after the first post-Communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms. Key elements included drastic reductions in state subsidies to state enterprises, elimination of many price controls, introduction of partial convertibility of the złoty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid-1990s, Poland’s average GDP growth rate exceeded 5.0 percent. In 2009, GDP growth was 1.8 percent. See “—Trends in Gross Domestic Product”.

Between 1999 and mid-2000, Poland experienced a period of volatile inflation rates, with inflation reaching a peak year-on-year Consumer Price Index, or CPI, rate of 11.6 percent in July 2000. Since then, however, inflationary pressure has eased and restrictive monetary policy and low domestic demand between 2001 and 2003 resulted in a decrease in CPI inflation. In 2004, the inflation rate rose steadily due to high food prices and increases in VAT and transport prices (especially fuel prices). From the beginning of 2005 through to March 2006, the annual inflation rate steadily decreased to 0.4 percent (0.6 percent annual average). Since then, it increased to 1.4 percent in December 2006 (1.0 percent annual average), 2.5 percent in March 2007 and 4.0 percent in December 2007 (2.5 percent annual average). The annual inflation rate increased to 4.1 percent in March 2008 and decreased to 3.3 percent in December 2008 (4.2 percent annual average). In December 2009, the annual inflation rate increased to 3.5 percent. See “—Inflation and Wages—Inflation”.

The post-Communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, private sector goods and services accounted for less than one quarter of total GDP and were largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly-established private enterprises and the privatization of State-owned assets and enterprises. In the fourth quarter of 2009, 73.8 percent of the Polish workforce was employed in the private sector, compared to 73.1 percent in the fourth quarter of 2008.

In January 2009, the Government approved the “Plan for Stability and Development 2009-2010” in an attempt to stabilize the financial system, ensure economic growth and address the global financial crisis. In an effort to stabilize the financial system, the Government introduced guarantee programs for both deposits and interbank loans and established a Financial Stability Committee (see “Monetary and Financial System—Bank Supervision”). The Financial Stability Committee is composed of the Minister of Finance and the presidents of the Polish Financial Services Authority, or PFSA, and the NBP, and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a “trust package” designed to increase the Polish banking system’s liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to eliminate obstacles for investments co-financed with EU funds. In an effort to address the global financial crisis, the limit on assurances and guarantees of the State Treasury available to financial institutions was raised to PLN 40 billion and a bill was passed allowing for the recapitalization of financial institutions by the State Treasury. In March 2009, Poland increased the capital of Poland’s state-owned Bank, Gospodarstwa Krajowego, for purposes of providing new loans to small and medium-sized companies. The Government also established an additional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

The primary objectives of Poland’s National Development Plan 2007-2013 is to put the economy on a path of high and sustainable growth, through improved competitiveness of firms and regions, to contribute to the recovery of employment, and promote strong social cohesion.

Trends in Gross Domestic Product

Overview

GDP growth decreased in the first quarter of 2005 to 2.4 percent and then rebounded to 3.2 percent in the second quarter of 2005, 4.3 percent in the third quarter of 2005 and 4.4 percent in the fourth quarter of 2005. GDP rose by 5.4 percent in the first quarter of 2006, 6.3 percent in the second quarter of 2006, 6.6 percent in the third quarter of 2006 and 6.6 percent in the fourth quarter of 2006. GDP growth of 7.5 percent was observed in the first quarter of 2007, and during the next three quarters of 2007, GDP growth remained stable at 6.6 percent. GDP growth remained fairly steady during the first two quarters of 2008, at 6.2 percent for the first quarter and 5.8 percent for the second quarter, and then declined in the third and fourth quarters to 5.1 and then 3.0 percent. In 2009, GDP growth in the first quarter was 0.8 percent, in the second quarter was 1.1 percent, in the third quarter was 1.7 percent, and in the fourth quarter was 3.1 percent.

The following table sets out information relating to nominal and real GDP for the years indicated.

	2005	2006	2007	2008(1)	2009(1)
Nominal GDP (in PLN billions)	983.3	1,060.0	1,176.7	1,275.4	1,344.0
US$ equivalent (in billions)	304.0	341.7	424.8	529.4	431.3
Real GDP growth (%)	3.6	6.2	6.8	5.1	1.8
Nominal per capita GDP (in PLN)	25,767.0	27,799.0	30,873.0	33,462.0	35,228.0
US$ equivalent	7,966.0	8,960.0	11,144.7	13,889.3	11,304.8
% change (year-on-year)	20.2	12.5	24.4	24.6	(18.6)
Złoty/US$ exchange rate (average)	3.2348	3.1025	2.7667	2.4092	3,1162
% change (year-on-year)	(11.5)	(4.1)	(10.8)	(12.9)	29.3

Source: Central Statistical Office, NBP

(1)	Preliminary data

Distribution of Gross Domestic Product by Expenditure

Contribution of net exports to GDP growth in the fourth quarter of 2005 amounted to 1.2 percent respectively. The contribution of net exports to GDP growth amounted to -2.7 percent in the fourth quarter of 2006, -1.5 percent in the fourth quarter of 2007, -0.2 percent in the fourth quarter of 2008, and 2.0 percent in the fourth quarter of 2009. The gradual recovery of domestic demand also contributed to GDP growth, reaching 5.6 percent in the fourth quarter of 2005, 9.3 percent in the fourth quarter of 2006, 8.1 percent in the fourth quarter of 2007, 3.2 percent in the fourth quarter of 2008, and 1.3 percent in the fourth quarter of 2009. The contribution of gross fixed capital formation to GDP growth reached 2.6 percent in the fourth quarter of 2005 and 4.2 percent in the fourth quarter of 2006. Contribution of gross fixed capital formation to GDP growth reached 1.4 percent in the fourth quarter of 2008, but it amounted to only 0.4 percent in the fourth quarter of 2009.

As a percentage of GDP growth, private consumption accounted for 2.6 percent in the fourth quarter of 2005, 4.8 percent in the fourth quarter of 2006, 3.5 percent in the fourth quarter of 2007 and 5.7 percent in the fourth quarter of 2008 and 2.0 percent in the fourth quarter of 2009.

The following table presents the growth of real GDP and its components in the periods indicated.

	Consumption	Gross Capital Formation	Exports	Imports	GDP
	(Same period in the previous year = 100)
Q1 2005	101.80	98.80	103.80	101.00	102.40
Q2	102.10	89.40	109.30	100.90	103.20
Q3	103.10	100.60	106.10	101.80	104.30
Q4	103.70	110.90	112.10	115.00	104.40
Q1 2006	106.00	104.90	122.40	123.70	105.40
Q2	104.80	114.50	112.80	112.60	106.30
Q3	105.30	117.00	114.60	116.60	106.60
Q4	104.80	121.50	110.10	117.40	106.60
Q1 2007	106.10	128.60	111.20	115.50	107.50
Q2	104.60	130.60	108.00	114.10	106.60
Q3	104.60	125.40	109.00	113.90	106.60
Q4	103.30	118.80	108.40	111.60	106.60
Q1 2008	105.90	115.60	111.30	114.20	106.20
Q2	105.90	109.20	111.70	112.70	106.00
Q3	105.80	102.90	109.50	109.10	105.10
Q4	107.50	94.90	96.80	97.50	103.00
Q1 2009	103.80	73.90	86.70	82.80	100.80
Q2	101.50	84.90	86.10	80.10	101.10
Q3	102.00	87.70	90.50	85.10	101.70
Q4	100.80	101.10	100.60	95.10	103.10

Source: Central Statistical Office

Principal Sectors of the Economy and Trends in Industrial Production

The following table presents changes in the index of industrial production in the periods indicated.

	2006	2007	2008	2009(1)
	(base year 2005 = 100)
Index of industrial production	111.60	123.50	127.90	123.40

Source: Central Statistical Office

(1)	Preliminary data

GDP growth has generally come from private domestic consumption as well as investment. GDP growth was typically positively affected by increasing exports as a result of a favorable złoty-euro exchange rate throughout 2007, as well as at the beginning and end of 2008, however demand for exports and industrial output has declined significantly since the onset of the global financial crisis.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sectors for the periods indicated.

	2005	2006	2007	2008(1)	2009(2)
	(%)
Agriculture, hunting and forestry	4.00	3.70	3.80	3.30	2.20
Industry, of which	21.80	21.80	21.50	21.40	20.40
Mining and quarrying	2.30	2.10	2.00	2.20	2.20
Manufacturing	16.30	16.60	16.60	16.40	15.00
Energy, gas and water supply	3.20	3.10	2.90	2.80	3.20
Construction	5.30	5.60	6.20	6.70	6.60
Trade and repair	16.70	16.60	16.10	15.80	16.10
Hotels and restaurants	1.10	1.00	1.00	1.10	1.10
Transport, storage and communication	6.40	6.50	6.10	6.10	8.80
Financial intermediation	3.80	4.00	4.60	4.60	4.80
Real estate renting and business activities	12.10	12.10	12.00	12.10	13.10
Public administration and defense	5.40	5.20	5.10	5.20	5.30
Education	4.50	4.30	4.20	4.10	4.20
Health and social work	3.20	3.30	3.20	3.30	3.20
Other community, social and personal service activities	3.30	3.30	3.20	3.40	3.30
Private households with domestic staff	0.50	0.50	0.50	0.50	0.50

Source: Central Statistical Office, NBP

(1)	Non-final data
(2)	Preliminary data

Service Industries

The service industries sector (including electricity, gas and water supply, construction, real estate rental, business activities and financial services) has, in recent years, been the fastest growing and largest sector in Poland. This sector accounted for 40.7 percent of GDP in 2005, 41.4 percent of GDP in 2006, 42.3 percent of GDP in 2007, 42.6 percent of GDP in 2008 and 42.7 percent of GDP in 2009.

Industry

During the period between 2004 and 2007, industrial production in Poland benefitted from the then prevailing favorable economic climate and consistent growth. Industrial output increased annually by 12.6, 3.7, 11.2 and 11.2 percent for each of these four years, respectively, although growth was distributed unevenly amongst the various sectors of production. The highest growth rates during this period occurred with respect to the production of radio and television equipment, motor vehicles, metal goods and rubber and plastic products, while the lowest growth rates occurred with respect to the production of coke and oil refining products, clothing, leather articles and tobacco products. Following the completion of various measures taken to bring the industrial sectors into compliance with EU standards, focus has now shifted to increasing the competiveness of such sectors.

Growth in industrial output was sustained until the second half of 2008, when the global economic crisis began to impact industrial production. Although growth in industrial output began to decline in the second half of 2008, Poland did not experience as significant a downturn as other parts of Europe with the onset of the global economic crisis, in part because its economy is more widely diversified than the economies of other European countries. Additionally, the floating exchange rate helped Poland to boost the country’s exports, while household consumption remained stable during the crisis. According to preliminary data, industrial production decreased by 3.5 percent in 2009, as compared to an increase of 3.6 percent in 2008.

Mining and Quarrying

Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had proven resources of approximately 43 billion tons of hard coal and 2 billion tons of copper ore. At the present level of output, workable copper reserves in Poland are predicted to last for almost 100 years. Poland also has significant resources of zinc, lead, salt and other minerals. Mining and quarrying accounted for 2.3 percent of GDP in 2005, 2.1 percent of GDP in 2006, 2.0 percent of GDP in 2007, 2.2 percent of GDP in 2008 and 2.2 percent in 2009.

Coal

Since 1990, Poland’s coal industry has been in a long-term restructuring program. The industry is State-owned and until recently there has been little in the way of privatization. The Bogdanka Coal Mining Company was privatized over the course of 2009 and 2010, with additional coal companies to follow, depending on market conditions and capital needs. Production capacity has been reduced from 147.7 million tons in 1990 to 77.2 million tons in 2009. Over the same period, 40 mines have closed, leaving 30 coal mines operational. As a result of restructuring programs, employment in the coal sector has fallen from 434,100 employees as at the end of 1990 to 115,000 employees as at the end of 2009.

The primary objective of the various restructuring programs effected since the 1990s was to decrease excess coal production. The primary objective of the Government’s strategy for the coal sector through 2015 is to make coal mining more profitable in current market conditions, mainly through privatization. Although there has been State aid provided to the mines, the primary objective of this aid was to counteract the socioeconomic and labor market effects of mine closings, with aid being used to support post-liquidation works and payment of benefits for miners who lost their jobs as a result of the restructuring processes. Poland did not disburse State aid to cover current production losses. During the last five years, State aid for the coal sector totalled approximately PLN 3.6 billion, and the amount of State aid budgeted for the coal industry is projected to decrease in the coming years.

The strategy assumes that investments should enable the production of coal on a sufficient level for domestic demand and economically reasonable exports. The strategy also assumes that coal production will respect environmental protection laws.

Steel

As a result of several restructuring programs that began in the 1990s, employment in the steel sector has been decreased from 81,487 employees at the end of 1998 to 26,293 employees at the end of 2009.

The State Treasury is the sole shareholder of the operating companies of one steel production plant and two steel processing plants, and owns a minority stake in eight other plants. Bankruptcy proceedings are underway with respect to six steel plants. The restructuring program, which was approved by the EU, provided for the substantial financial restructuring of steel mills, as well as consolidation of steel mills on a product basis and their privatization. The restructuring of the Polish iron and steel industry, as agreed with the European Commission during pre-accession negotiations, was completed on December 31, 2006 and all the targets agreed with the European Commission and included in the Protocol no. 8 to the Accession Treaty were met.

In January 2003, four state owned steel companies were consolidated to form PHS S.A. At the end of October 2003, PHS S.A. was sold to Mittal Steel (the former LMN Group). The privatization process was fully completed in October 2007 and the current name of the company is Arcelor Mittal Poland S.A., or ArcelorMittal. ArcelorMittal produces 100 percent of hot metal in Poland, of which, in 2009, 68.38 percent was produced in its Dąbrowa Górnicza Unit and the remaining 31.6 percent was produced in its Kraków Unit. Crude steel is currently produced in various steel plants. In 2009, ArcelorMittal produced 30.5 percent of the country’s crude steel in its Dąbrowa Górnicza plant, 13.7 percent in its Kraków plant and 5.4 percent in its Warszawa plant. The remainder of the crude steel production occurred in various other steel plants, including the Celsa Huta Ostrowiec plant, which produced 19.2 percent of the country’s crude steel, the CMC Zawiercie plant, which produced 18.0 percent of the country’s crude steel, and the ISD Huta Częstochowa plant (owned by ISD Polska Sp.z o.o.), which produced 6.5 percent of the country’s crude steel. ArcelorMittal produces only basic oxygen furnace (converter) steel. The other entities produce only electric arc furnace steel.

Oil and Gas

Poland’s oil reserves are insignificant. Poland currently has six oil refineries which in 2009 processed approximately 20.304 million tons of crude oil. Most refineries require modernization in order to enable them to raise the quality of their products and to meet increasingly stringent environmental standards but two leading refineries, Gdansk Refinery owned by Grupa Lotos S.A. and Plock Refinery owned by PKN ORLEN S.A., have been fully modernized and are capable of producing fuels which meet current EU standards. Their combined current processing capacity is 24 million tons of crude oil per year. The State Treasury owns 27.52 percent of PKN ORLEN S.A. and 53.19 percent of Grupa Lotos S.A.

Russia is the main source of Poland’s oil imports, accounting for 94.2 percent of oil imports in 2009. The existing oil infrastructure (pipelines and a sea terminal) is capable of handling full import demand from other overseas sources. Polish oil companies are currently developing a new transportation corridor for crude oil from the Caspian Sea region, with the goal of strengthening the security of oil supplies to Central and Eastern European Countries, including Poland, and increasing the efficiency of exporting oil from the Caspian Region.

During January 2007, oil supplies from the Druzhba pipeline were disrupted for five days following a transit dispute between the Russian Federation and Belarus. This disruption affected several European countries, including Poland, Germany, Ukraine, the Slovak Republic, Hungary and the Czech Republic. There was no immediate impact on any of the refineries in these countries, as they maintain reserves, and therefore supplies to end-users in Poland were not disrupted. A more prolonged disruption in the future may require refineries to seek alternative supplies, which may in turn cause disruptions to end-users in Poland.

Since joining the International Energy Agency, or the IEA, in September 2008, Poland has established emergency oil reserves that cover 90 days of net imports, in accordance with IEA requirements. These emergency reserves help to minimize the potential risk of disruptions to crude oil and oil products supply in the Polish market. Poland has extractable natural gas resources of approximately 93.0 billion cubic meters. Total domestic consumption was approximately 13.8 billion cubic meters in 2008. Approximately 32.1 percent of natural gas consumed in Poland in 2008 was obtained from domestic production, with imports and supplies from domestic gas storage facilities providing the remainder. Gas is imported primarily from Russia and Central Asia (60.5 percent of total domestic consumption in 2008). These supplies were supplemented by imports from Germany, Ukraine (7.4 percent of total domestic consumption in 2008).

In January 2009, a dispute between Russia and Ukraine caused a disruption to Poland’s natural gas supplies. As a result, Poland received only 76 percent of its expected total natural gas imports and the shortage was balanced by supplies from Polish reserves. An additional contract was entered into in June 2009 with OOO Gazprom Export which will provide additional natural gas imports for purposes of replenishing Polish natural gas reserves. There are currently plans to increase the storage capacity for natural gas reserves for purposes of minimizing the effects of potential future disruptions. It is expected that Poland and Russia will sign annexes to their current agreement (which expires in 2022) regarding natural gas supplies, to allow for additional supply contracts.

The gas sector is dominated by Polskie Gornictwo Naftowe i Gazownictwo S.A., or POGC (Polish Oil and Gas Company), which is listed on the Warsaw Stock Exchange. The State Treasury owns 84.75 percent of POGC’s shares. POGC engages in the exploration for oil and gas, the production of oil and gas, gas storage, gas import/export and domestic gas trade. In 2007, six companies within the POGC group were established to act as distribution system operators.

Pursuant to a restructuring program and in accordance with provisions of Directive 2003/55/EC concerning common rules for the internal market in natural gas, OGP GAZ-SYSTEM S.A. was established in 2005 to act as a gas transmission system operator. OGP GAZ-SYSTEM S.A. is wholly-owned by the State Treasury.

Electricity

Poland’s energy policy has evolved considerably over recent years to support the country’s transition to a market economy. Energy legislation implemented in 1997 introduced third-party access to the energy transmission and distribution network, provided for gradual liberalization of energy prices and established a central regulatory agency to oversee the energy industry. Reforms in the energy sector have focused on increasing competitiveness. Privatization of energy companies is currently in progress. On November 17, 2008, Enea was listed on the Warsaw Stock Exchange. On February 10, 2010, the State Treasury sold a 16.1 percent stake in Enea. As part of the ongoing privatisation process, the treasury is planning to sell its 51 percent stake in Enea to a trade investor during 2010, with 9.43 percent of the shares being open to purchase by eligible Enea employees.

In 2009, 151.697 terawatt hours, or TWh, of electricity were generated in Poland, which exceeded total domestic consumption requirements of 2.192 TWh. Electricity consumption in 2009 decreased by 2.87 percent compared to 2008. Poland’s electricity sector is divided into four sub-sectors: generation, trading, high voltage transmission and distribution.

The State-owned Polish power grid company, PSE Operator S.A., operates the energy grid and is responsible for the high voltage transmission network (220 and 400 kV) and ensuring that the supply of electricity meets demand. The Polish grid is operating synchronously with the Western European grid (ENTSO—E the European Network of Transmission System Operators of Electricity). Since September 2008, Poland is a member of the International Energy Agency.

Poland generates a significant portion of its electricity from lignite, or brown coal. In 2009, brown coal fired power plants generated 50.4 TWh of electricity, which represented 33.2 percent of total electricity generation in Poland. Emission from brown coal fired plants are higher than those from comparable hard coal fired plants, and may raise new challenges into compliance with EU restrictions on greenhouse gas emissions.

Poland has begun planning for the construction of at least two nuclear power plants, with completion of the first plant targeted for 2020, in order to comply with requirements restricting greenhouse gas emissions. Poland’s Commissioner for Nuclear Power plans to release a detailed schedule for the completion of the nuclear power plants in 2010, following public consultations and government approval.

Manufacturing

Manufacturing accounted for 16.3 percent of GDP in 2005, 16.6 percent in 2006, 16.6 percent in 2007, 16.4 percent in 2008 and 15.0 percent in 2009, and accounted for 19.5 percent of employed persons in 2005, 19.7 percent in 2006, 20.0 percent in 2007, and 19.3 percent in 2008. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, ships, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

Automotive

Until the beginning of the 1990s, the Polish motor vehicle industry was dominated by a few State-owned companies. Since 1990, the number of cars produced in Poland and the investment by foreign companies has increased significantly. The leading car manufacturers in Poland are FIAT, Fabryka Samochodów Osobowych (FSO) and General Motors. In 2009, approximately 819,000 passenger cars were produced in Poland as compared to approximately 842,000 in 2008 and 698,000 in 2007.

Construction

The previous system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there was an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP increased from 5.3 percent of GDP in 2005 to 5.6 percent of GDP in 2006, 6.2 percent of GDP in 2007, and 6.7 percent of GDP in 2008, and then slightly decreased to 6.6 percent of GDP in 2009.

Agriculture

Agriculture, hunting and forestry accounted for approximately 4.0 percent of GDP in 2005. In 2006, agriculture, hunting and forestry as a percentage of GDP decreased to 3.7 percent and increased to 3.8 percent in 2007. It decreased again to 3.3 percent in 2008 and 2.2 percent in 2009. The percentage of people employed in this sector has decreased since 2005, from 16.6 percent of the Polish workforce in 2005, to 16.2 percent in 2006, 15.6 percent in 2007, and 15.2 percent in 2008. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous small private farms. In 2009, 96.8 percent of agricultural land in Poland was privately owned, as compared to 96.7 percent in 2008, 96.5 percent in 2007, 96.1 percent in 2006 and 95.8 percent in 2005. In 2009, cereals, particularly wheat and rye, as well as industrial crops such as rape and turnip rape dominated among crops production on arable land, although production of crops such as sugar beet, potatoes and fruit is also significant. Other agricultural production largely comprises beef, poultry and pork. Polish farmers receive area-based subsidies provided by the EU Common Agricultural Policy on a yearly basis and such subsidies provide a source of additional income for farmers.

The following table sets forth the subsidies received by Poland from the EU budget (European Agricultural Guarantee Fund and European Agricultural Fund for Rural Development) for the periods indicated.

	2007	2008	2009
	(EUR thousands)
Direct Payments(1)	935,102.00	1,037,601.00	1,446,165.00
Rural Development Plan 2004-2006	841,471.00	-	-
Rural Development Programme 2007-2013	-	846,530.00	1,043,825.00
Rural Development Programme 2007-2013—advance(2)	926,103.00	-	-
Market interventions	62,431.00	134,632.00	409,081.00
Others	5,263.00	12,563.00	14,861.00

Total	2,770,370.00	2,031,326.00	2,913,932.00

Source: Ministry of Finance

(1)	This category also includes other payments made by the Agency for Restructuring and Modernization of Agriculture (with the exception of the rural Development Program).
(2)	Transferred to farmers in 2007/2008.

The EU direct payments system in Poland consists of single area payments which are fully financed by EU funds, and additional direct payments which are financed from the State budget. The direct payments system in Poland envisages that the direct payments will gradually increase every year. It is expected that, beginning in 2013, direct payments in Poland will be 100.0 percent covered by the EU budget.

As part of transitional arrangements with the EU, foreign investors are not permitted to invest in agricultural or forest land in Poland for a period of 12 years from Poland’s accession to the EU, subject to certain exceptions.

Infrastructure

Passenger and Freight Carriage

The State-owned railway company, Polskie Koleje Państwowe, or PKP, was commercialized according to an Act of September 8, 2000 concerning commercialization, restructuring and privatization of PKP. The commercialization of PKP involved the establishment of a new joint-stock company which in turn established the PKP Polish Railway Lines Company to manage and operate the railway infrastructure, in addition to other companies that carry out business in the field of passenger and freight carriage. As of December 31, 2008, the PKP Polish Railway Lines Company managed 19.2 thousand kilometers of railways, and there is an ongoing process of restructuring the companies within the PKP Group so as to achieve greater privatization and strengthen their position in the market.

Poland had over 261,253 kilometers of hard-surfaced public roads in 2008. The first motorway development to be financed primarily through private funding is the 253.2 kilometer stretch of the A2 between the German border (at Swiecko) via Poznan to Konin, of which the first 149 kilometer segment had been completed and opened in October 2004. The first privately-operated toll motorway, the 61 kilometer A4 between Krakow and Katowice, was opened in 2000. The Government intends to co-finance further road infrastructure programs through the General Directorate for National Roads and Motorways using, inter alia, financial resources of the National Road Fund deposited at the Bank Gospodarstwa Krajowego, or BGK.

In accordance with a schedule for motorway development adopted by the Cabinet on September 27, 2007, the construction of the following motorways will be completed:

•	in 2011:

•	A2 Świecko—Nowy Tomyśl—05.9 km,

•	A2—Mińsk Mazowiecki ring road—20.8 km,

•	A4 Tarnów—Rzeszów, section Rzeszów Zachód—Rzeszów Centralny- Rzeszów Wschód—10 km,

•	in 2012:

•	A2 Stryków—Konotopa (Łódź—Warszawa)—92 km

•	A4 Kraków—Tarnów (Szarów—Krzyż)—56.8 km,

•	A4 Tarnów—Rzeszów, section Tarnów—Rzeszów Zachód—68.3 km,

•	A4 Rzeszów—Korczowa—87.5 km.

In 2009, Poland’s merchant shipping fleet consisted of 120 vessels with a total capacity of 2.6 million tons. Poland has several ports equipped to service ocean-going vessels, with its main ports (by volume of commercial activity) being Gdańsk, Gdynia, Szczecin and Świnoujście. In January 2010, the Gdańsk port became the Baltic’s first sea connection to East Asia, opening up a new shipping channel between Poland and China.

Poland has 11 airports which handle international air traffic. In 2009, scheduled flights were maintained with 99 airports worldwide, including low-cost airlines. Poland’s major airline, Polskie Linie Lotnicze LOT S.A. (LOT), is 67.97 percent owned by the State Treasury. LOT is a member of the Star Alliance international airline alliance.

Telecommunications

Poland’s telecommunications network is primarily operated by Telekomunikacja Polska S.A., or TP S.A., a joint-stock company created from the former telecommunication operations of the Polish Post, Telephone and Telegraph State monopoly. By the end of 2008, the number of telephone lines in Poland had grown to nearly 9.2 million, an increase of approximately 280 percent since 1990, and the number of telephone lines per 100 inhabitants had increased to 24.2. As a result of a public tender for long-distance fixed-line licenses conducted by the Government in 1999, there are currently six major long-distance operators in Poland. International services remained a TP S.A. monopoly until January 2003; since then, other service providers have entered the market, although TP S.A. remains the dominant participant. In 2008, the services of fixed-line telephony were provided by 118 operators, who conducted services in the local calls, long-distance and international.

TP S.A. and the Office of Electronic Communications, Poland’s telecommunications regulator, signed an agreement on October 22, 2009, designed to improve cooperation between TP S.A. and alternative operators, to ensure stable conditions for the functioning of the telecommunications market in Poland, and to contribute to the development of the telecommunications market by investment in a modern telecommunications infrastructure. As part of the agreement, the first-ever in Poland between a former state-run monopoly and a regulator, TP S.A. is committed to lay down at least 1.2 million broadband lines in the 36 months after the signing of the agreement.

The main mobile telephone operators in Poland are PTK Centertel Sp. z o.o., PTC Era Sp. z o.o. and Polkomtel S.A. Each of these companies is a consortium of Polish and foreign companies. Rapid growth in this sector resulted in approximately 23.1 million users by the end of 2004, 29.2 million users by the end of 2005, 36.8 million users by the end of 2006, 41.5 million users by the end of 2007, 44.1 million users by the end of 2008 and 45.0 million users by the end of 2009. The number of mobile telephone users per 100 inhabitants amounted to 115.6 in 2008, however, assuming that 17.7 of them were non-active users, the effective number was 97.9. The number of mobile telephone users per 100 inhabitants amounted to 117.8 in 2009, however, assuming that 17.7 of them were non-active users, the effective number was 100.2, an increase of approximately 2.3 percent from 2008.

In 2007, five new mobile telephone operators started to provide their services: P4 Sp. z o.o. (Play), in cooperation with Polkomtel S.A.; Wirtualna Polska S.A. (Wpmobi)—MVNO, in cooperation with PTK Centertel Sp. z o.o.; Avon Mobile Sp. z o.o. (myAvon)—MVNO, in cooperation with PTK Centertel Sp. z o.o.; MM S.A. (Simfonia, Ezo)—MVNO, in cooperation with PTK Centertel Sp. z o.o.; and mBank mobile Sp. z o.o., in cooperation with Polkomtel S.A. In 2008, seven new mobile telephone operators started to provide their services: Mobile Entertainment Company Sp. z o.o. (Mobilking); CP Telecom Sp. z o.o. (Carrefour Mova); Media Tel S.A. (telepin mobi); Cyfrowy Polsat S.A., Aster Sp. z o.o., Netia S.A. and Crowley Data Poland Sp. z o.o. (Crowley Tele Mobile). In 2009, CenterNet (mobile) S.A., in cooperation with PTK Centertel Sp. z o.o., also began to provide a mobile telephone service, bringing the total number of telecommunications operators in the Polish domestic mobile market to 15 providers, as of December 31, 2009.

Prices and Inflation

An anti-inflation policy is at the core of the stabilization program in Poland. In September 1998, the Monetary Policy Council, or MPC, adopted a strategy which aimed to reduce the inflation rate to below 4.0 percent by 2003. Although the inflation targets set by the MPC for the years 1999 to 2003 were not met, overall inflation decreased steadily. In February 2003, the MPC adopted a new strategy, which aims to stabilize inflation at 2.5 percent (+/- 1.0 percentage point). See “Monetary and Financial System—Monetary Policy”.

In December 2005, the annual inflation rate, measured by the CPI, amounted to 0.7 percent (2.1 percent annual average). The annual inflation rate increased to 1.4 percent (1.0 percent annual average) in December 2006 and 4.0 percent (2.5 percent annual average) in December 2007. The annual inflation rate then decreased to 3.3 percent in December 2008 (4.2 percent annual average) and was 3.5 percent (3.5 percent annual average) in December 2009.

The annual inflation rate as measured by the producer prices index, or PPI, amounted to 0.2 percent in December 2005 (0.7 percent annual average), 2.4 percent (2.0 percent annual average) in December 2006, 1.9 percent (2.0 percent annual average) in December 2007, 2.7 percent (2.2 percent annual average) in December 2008, and 2.1 percent (3.4 percent annual average) in December 2009. PPI growth was mainly caused by increase of prices in electricity, gas, steam and air conditioning supply and also in mining and quarrying.

The following table shows the year-on-year rates of change in the CPI and PPI for the periods indicated.

	2005	2006	2007	2008	2009
	(%)
Consumer Prices (CPI year end, annualized)	0.70	1.40	4.00	3.30	3.50
CPI (yearly average)	2.1	1.00	2.50	4.20	3.50
Producer Prices (PPI year end, annualized)(1)	0.20	2.40	1.90	2.70	2.10
PPI (yearly average)(1)	0.70	2.00	2.00	2.20	3.40

Source: Central Statistical Office

(1)	Since 2009 data are compiled and presented on the basis of the Statistical Classification of Economic Activities in the European Community (NACE Rev. 2), such data are available from 2006 and may not be fully comparable to data previously presented according to NACE Rev. 1.1. The NACE Rev. 2 makes distinctions between 31 sections and 88 divisions, while the NACE Rev. 1.1 makes distinctions between 17 sections and 62 divisions.

The following table shows the year-on-year rates of CPI by quarters for the years indicated.

	Q1	Q2	Q3	Q4
	(%)
2005	3.60	2.30	1.60	1.10
2006	0.60	0.80	1.40	1.30
2007	2.00	2.40	2.00	3.50
2008	4.10	4.30	4.70	3.80
2009	3.30	3.70	3.50	3.30

Source: Central Statistical Office

Wages and the Labor Market

Wages

The following table shows the percentage change in gross nominal and gross real wages during the periods indicated.

	2005	2006	2007	2008	2009(1)
	(%)
All Sectors:
Nominal Wages	3.80	4.90	7.90	10.10	5.50
Real Wages(2)	1.80	4.00	5.50	5.90	2.10
Enterprise Sector:(2), (3)
Nominal Wages	3.20	5.10	9.30	10.30	4.40
Real Wages	1.20	4.20	6.80	6.10	1.10

Source: Central Statistical Office

(1)	Preliminary data
(2)	Since 2009 data are compiled and presented on the basis of Statistical Classification of Economic Activities in the European Community—NACE Rev.2. Such data are available from 2006 and may not be fully comparable to data previously presented according to the NACE Rev.1.1.
(3)	The Enterprise Sector includes: forestry and logging; marine fishing; mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities; construction; wholesale and retail trade; repair of motor vehicles and motorcycles; transportation and storage; accommodation and food service activities; information and communication; real estate activities; legal and accounting activities; activities of head offices; management consultancy activities; architectural and engineering activities; technical testing and analysis; advertising and market research; other professional, scientific and technical activities; administrative and support service activities; arts, entertainment and recreation; repair of computers and personal household goods; other personal service activities.

The Labor Market

The registered unemployment rate was 17.6 percent at the end of 2005. This high unemployment rate was mainly attributable to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999. The unemployment rate has slowly fallen and decreased to 14.8 percent in December 2006, 11.2 percent in December 2007 and 9.5 percent in December 2008. However, the unemployment rate increased in 2009 to 11.9 percent as at December 31, 2009. At the end of March 2010, the unemployment rate reached a level of 12.9 percent but then decreased to 11.9 percent as at May 31, 2010.

The registered unemployment rate is calculated as the ratio of the number of registered unemployed persons to the economically active civilian population, i.e. excluding persons in active military service as well as employees of budgetary entities conducting activity within the scope of national defense and public safety. A person who is between the ages of 18 and 60(women)/65(men) and is not performing any kind of paid work is treated as unemployed.

The following table shows the registered unemployment rate in Poland at the end of 2005 through 2009 and as at March 31, 2010:

	As at December 31,					As at March 31,
	2005	2006	2007	2008	2009	2010
	(%)
Unemployment Rate	17.60	14.80	11.20	9.50	11.90	12.9

Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sector (including budgetary entities involved in national defense and public safety) for the periods indicated.

	2005	2006	2007	2008
Agriculture, forestry and fishing	2,134.00	2,135.00	2,138.00	2,128.00
Industry	2,858.00	2,954.00	3,083.00	3,061.00
Construction	662.00	731.00	825.00	878.00
Trade; repair of motor vehicles	2,069.00	2,095.00	2,211.00	2,287.00
Transportation and storage	633.00	670.00	702.00	733.00
Accommodation and catering	219.00	229.00	239.00	275.00
Information and communication	183.00	190.00	212.00	233.00
Financial and insurance activities	297.00	310.00	330.00	348.00
Real estate activities	174.00	179.00	185.00	193.00
Professional, scientific and technical activities	408.00	432.00	463.00	473.00
Administrative and support service activities	327.00	339.00	372.00	374.00
Public administration and defense; compulsory social security	871.00	880.00	895.00	919.00
Education	1,043.00	1,044.00	1,052.00	1,058.00
Human health and social work activities	689.00	698.00	718.00	729.00
Arts, entertainment and recreation	131.00	136.00	142.00	146.00
Other service activities	193.00	198.00	204.00	202.00

Total Employed Persons	12,891.00	13,220.00	13,771.00	14,037.00

Source: Central Statistical Office

The relaxation of immigration controls resulting from Poland’s entry into the EU has offered Polish workers the opportunity to seek employment across the EU. As a result of this opportunity, a significant number of Polish workers have left the Polish workforce. The Central Statistical Office estimates that, as at December 31, 2008, 2.2 million of persons were staying abroad for a period of longer than three months, and persons who left Poland in the period between May 2004 and the end of 2008 stayed to work abroad in 89 to 90 percent of cases. Despite Poland’s resilience during the global financial crisis, as compared to other EU states, no mass return movement was seen. In terms of immigration into Poland, the OECD estimates that Poland has the lowest level of foreign workers in the domestic labour market of all the OECD states, at just 0.3 percent at the end of 2009.

The Privatization Process

The Government appointed as a result of the parliamentary elections held on October 21, 2007, announced a significant acceleration of the privatization process to increase companies’ effectiveness and encourage investment. During the first half of 2008, the Government announced a privatization plan for the years 2008-2011, or the Privatization Plan, and a decision about which companies will be under local government management and will not be privatized. A decision was also made on strategic companies which will not be privatized.

The Privatisation Plan covers the majority of companies from key finance, power, chemical and petroleum sectors where privatisation has already started or will commence, as well as other industries, including minority shareholdings (the residues) or companies from the National Investment Fund Programme. It is aimed to either strategic investors or financial ones which are interested in participation in the privatisation process.

The privatization process in Poland has significantly reduced the number of State enterprises from the original figure of 8,453 in 1990. Revenue from privatizations between 1990 and 2009 amounted to PLN 103.0 billion, of which approximately 94 percent was from capital privatization. See “—Capital (or Indirect) Privatization”. Poland has utilized several methods to facilitate the transfer of assets from State control to private ownership, including privatization, liquidation, bankruptcy and transfers to municipalities.

The privatization process accelerated in the mid-1990s with the passing of a new law on commercialization and privatization of State enterprises in 1996. While privatization proceeds accounted for only PLN 780.4 million in 1993, revenues were PLN 13.3 billion in 1999 and reached PLN 27.2 billion in 2000 when the incumbent telecommunications operator, TP S.A., was privatized, raising approximately PLN 18.9 billion.

Although the core privatization programs have been completed, there are still substantial State-owned assets available for privatization and the Government received PLN 6.59 billion in 2009 from privatization and other revenues and expects to receive PLN 25.0 billion in 2010.

In May 2009, the Szczecin and Gdynia shipyards were privatized by public auction, as mandated by the European Commission. United International Trust was the highest bidder for the majority of the shipyards’ assets.

The primary methods for the transfer of State-owned enterprises and assets to private ownership are direct privatization and capital (indirect) privatization.

Direct Privatization

Direct privatization involves the sale of the assets of a State enterprise or entering into a joint venture or leasing arrangement with a potential investor. As of December 2009, out of the 2,304 entities approved by the Minister of the Treasury for direct privatization, transactions in respect of 2,215 (96.1 percent) had been completed and such entities were removed from the register of State enterprises.

Capital (or Indirect) Privatization

Capital (or indirect) privatization involves the commercialization of a State enterprise prior to sale. The State enterprise is first converted into a joint stock or limited liability company owned by the Ministry of the Treasury (a process known as “commercialization”) and, thereafter, shares in the relevant company are sold either as part of a public offering or directly to a strategic investor. As of December 2009, of the 1,733 entities which had been converted into state-owned joint stock companies, shares or stakes in 1,081 of such companies had been sold, including:

•	399 companies by way of indirect privatization (of which 141 were acquired, in whole or in part, by foreign investors);

•	512 companies, through transfers of their shares to the National Investment Fund Program, known as the NIF Program; and

•	170 companies through other methods of privatization.

As at the end of December 2009, the State Treasury held shares in approximately 1,090 commercial companies. In nearly a half of these companies the State Treasury was the holder of a majority stake (in most cases, these companies are currently being prepared for privatization).

As a result of privatization, as at the end of December 2009, the State Treasury was the owner of only 63 operating state enterprises (a type of corporate business entity based on the 1981 Act on State Enterprises). Poland’s main targets for privatization going forward include further privatization of the energy, heavy chemicals, and communications sectors. Proceeds from privatizations in 2009 fell short of expectations, with PLN 12.0 billion in privatization revenues planned for 2009, of which PLN 6.5 billion were realized. This was largely attributable to complications associated with the Enea privatization (see “—Trends in Gross Domestic Product—Electricity”, above). The government expects that revenues from privatization, including from Enea, will be in line with the budget for 2010.

Poland is open to foreign investment and allows foreign investors access to the privatization of State property on the same basis as domestic investors, based on transparent procedures. Disputes occasionally arise due to the complicated and long-term nature of agreements in a privatization process. The main disputes between the State Treasury and investors concern the failure to fulfill payment obligations or investment and social obligations. To prevent such disputes arising, the Ministry of the Treasury monitors the performance by investors of their respective obligations. In cases where the obligations are not performed, relevant legal remedies may be sought, including the imposition of contractual penalties. However, disputes involving foreign investors are relatively rare when compared to the total number of concluded privatization agreements.

The most significant dispute arising from the Privatization Plan concerns the privatization of Powszechny Zakład Ubezpieczeń S.A., or PZU, Poland’s largest insurance company, 30 percent of which was acquired in 1999 by a consortium comprising Eureko B.V. and BIG Bank Gdański S.A. (later renamed Bank Millenium S.A.). In October 2002, Eureko B.V. initiated arbitration proceedings before an international tribunal against Poland claiming that the Government had repeatedly delayed the implementation of various agreements and had also refused to allow a public offering of the 55 percent of PZU’s shares still owned by the State. Eureko alleged that it was entitled to purchase a further 21 percent of PZU’s shares as a part of the envisaged public offering, giving it majority control. Poland put forward a defense against Eureko’s claims for damages before the arbitration tribunal, but the tribunal made a preliminary finding of fact in favor of Eureko. Eureko and the Ministry of the Treasury entered into a Negotiation Memorandum on April 15, 2009 to conduct settlement negotiations with respect to the PZU privatization dispute. Under the terms of the settlement reached by the parties in December 2009, Eureko may not increase its investment in PZU, is obliged to put its remaining shares in PZU on the market, and may not compete, directly or indirectly, with PZU. PZU was listed on the Warsaw Stock Exchange on May 12, 2010, in connection with an initial public offering valued at PLN 8.1 billion.

As part of Poland’s previous strategy with respect to privatization, extensive privatization has taken place in the following sectors: trade and services, steel-making, automotive industry, household appliances, construction, electrical engineering, cement, timber and furniture, food processing and tobacco. The Privatization Plan sets forth privatization targets for the following sectors: the financial institutions sector, the electricity and energy sector, the oil and gas sector, the chemical and plastics sector, the coal and coke sector, the iron and steel industry, the nonferrous-metal industry, the shipyard sector, the defense sector, the machine industry, the metal sector, the electronic and electro-technical sector, the transport industry, the transport and carriage sector, the building materials sector, the food, sugar, meat and spirit industry, the agricultural support sector, the animal breeding sector, the crop cultivation sector, the wood, paper and furniture sector, the clothing sector, the publishing and printing sector, the spa sector, the pharmaceutical sector and the tourist industry.

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war Communist nationalization or expropriation laws. During the period spanning from 1944 to 1962, a number of nationalization laws were passed that brought private industry under state control and redistributed agricultural land under a banner of social ownership. After the rise of the Solidarity movement and the fall of the Communist regime, legislation was adopted that allowed restitution claims to be brought against the State for property seized during the Community period. Between 1989 and the end of March 2010, approximately 90,000 claims were filed (civil and administrative) and 26,614 were resolved in favor of the claimants. Property owned by religious institutions is being returned based on the legislation adopted for this purpose and under current restitution proceedings contained in the Administrative Code.

Because restitution claims require proof that property was seized illegally, and, particularly with respect to land that is now outside the borders of the Polish state, some claimants encounter difficulty proving illegal seizure, the State Treasury has prepared draft legislation allowing all the former owners of nationalized property the opportunity to seek compensation regardless of whether the nationalization of their property was made without legal basis or in violation of the then-existing nationalization or expropriation laws. Potential claims under the draft legislation have been estimated at approximately PLN 100 billion.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. The deficit amounted to US$3.7 billion in 2005, US$9.4 billion in 2006, US$20.3 billion in 2007, US$26.9 billion in 2008 and US$7.2 billion in 2009.

Measured by official balance of payments statistics, the trade deficit was US$5.6 billion in 2004, US$2.8 billion in 2005, US$7.0 billion in 2006, US$17.1 billion in 2007, US$26.0 billion in 2008 and US$4.5 billion in 2009. Poland’s exports of goods in U.S. dollar terms have grown from approximately US$81.9 billion in 2004 to US$178.4 billion in 2008 and decreased to US$140.0 billion in 2009.

Up to the end of 2005 Poland had experienced an improvement in the balance of trade, as a result of exports growing faster than imports. In 2006, this situation reversed and the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to the stronger złoty and higher oil prices. This trend continued in 2007 and 2008. In 2009, the balance of trade improved as a result of a larger decrease in imports than exports.

In 2005, the value of exports increased by 17.8 percent, while the value of imports increased by 13.3 percent. In 2006, the value of exports increased by 21.9 percent and the value of imports increased by 25.5 percent. In 2007, the value of exports increased by 23.7 percent and the value of imports increased by 30.5 percent. In 2008, the value of exports increased by 22.8 percent and the value of imports increased by 25.9 percent. In 2009, the value of exports decreased by 21.6 percent and the value of imports decreased by 29.3 percent.

In 2008, the growth of Polish exports was the result of growth in demand in Poland’s main export markets (particularly Germany, Italy, France, UK and Czech Republic), as well as improvements in the price competitiveness of, and demand for, Polish goods. Much of the rise in exports stemmed from significant growth in sales of machinery and transport equipment (for example, cars, vehicles and parts and accessories to motor vehicles).

Inflows of foreign direct investment, or FDI, have financed a substantial portion of the current account deficit (see “—Foreign Direct Investment”). According to the NBP’s calculation methods, net FDI amounted to US$7.0 billion in 2005, increased in 2006 and 2007 to US$10.7 billion and US$18.0 billion, respectively. In 2008 and 2009, net FDI decreased and amounted to US$11.7 billion and US$8.6 billion, respectively. Net FDI financed 187.1 percent of the current account deficit in 2005, 114.2 percent in 2006, 88.8 percent in 2007, 43.7 percent in 2008, and 119.6 percent in 2009.

Foreign Direct Investment

FDI comprises inflows of capital for the purchase of shares in direct investment enterprises, reinvested earnings and a positive balance of inter-company loans. Generally, fluctuations in FDI are caused by the condition of the Polish economy. When the Polish economy is growing strongly, foreign investment increases as investors attempt to benefit from the growth. In addition, Polish companies are more likely to generate higher profits in a strongly growing economy, which results in increased reinvested earnings. The reverse applies when growth reduces. Foreign investment decreases as investors look for alternative investments and Polish companies generate lower profits, resulting in decreases in reinvested earnings. In addition, transactions with respect to “capital in transit” may inflate FDI inflow figures for certain years.

Preliminary information concerning the inflow of FDI to Poland in 2009 is primarily based on data reported by banks, accompanied by data provided by companies and on the NBP’s own estimates. FDI inflow to Poland amounted to US$10,309 million in 2005, US$19,876 million in 2006 (an increase of 92.8 percent), US$23,651 million in 2007 (an increase of 19.0 percent), US$14,849 million in 2008 (a decrease of 37.2 percent), and US$11,546 million in 2009 (a decrease of 22.8 percent). The increase in FDI in 2009 was primarily the result of increased reinvested earnings, as the profitability of Polish companies grew, while equity capital and intercompany loans decreased. The decrease in 2008 was primarily a result of reduced reinvested earnings as the profitability of Polish companies fell, and the increase in 2007 was primarily a result of increased reinvested earnings as the profitability of Polish companies grew.

The following table sets out the FDI inflow to Poland in the years indicated.

	Components of FDI inflow
	Shares/equity capital	Reinvested earnings	Inter-company loans	Total
	(US$ millions)
2005	4,482	3,416	2,411	10,309
2006	7,382	5,753	6,741	19,876
2007	7,728	9,340	6,583	23,651
2008	9,674	(754)	5,929	14,849
2009(1)	3,352	6,020	2,174	11,546

Source: NBP

(1)	Preliminary data

In 2009, reinvested earnings in direct investment enterprises were the main component of FDI and amounted to US$6,020 million, equaling 52.1 percent of total FDI. Intercompany loans, as a component of FDI inflow, decreased from US$5,929 million in 2008 to US$2,174 in 2009 (a 63.3 percent decrease). Capital for the purchase of shares amounted to US$3,352 million, equaling 29.0 percent of total FDI. Capital for the purchase of shares in direct investment enterprises were the main component of FDI in 2008, equaling 65.1 percent of total FDI. Capital for the purchase of shares in direct investment enterprises amounted to US$9,674 million in 2008, an increase of 25.2 percent from US$7,7428 million in 2007. Intercompany loans, as a component of FDI inflow, decreased from US$6,741 million in 2006 to US$6,583 in 2007 (a 2.3 percent decrease), and decreased further in 2008 to US$5,929 million as at December 31, 2008 (a 9.9 percent decrease). Reinvested earnings increased from US$5,753 million in 2006 to US$9,340 (an increase of 62.4 percent), and then declined to (754) in 2008 (a 108.1 percent decline).

Preliminary data from 2009 indicates that 78.2 percent of FDI inflows were from EU countries, mainly Germany (22.4 percent), Luxembourg (17.5 percent), Sweden (16.8 percent), and France (16.7 percent). The most significant investment from outside the EU came from residents of the United States of America (16.4 percent of total FDI inflows) and Japan (5.1 percent).

The following table sets out Poland’s balance of payments and related statistics for the years indicated.

	2005	2006	2007	2008	2009(1)
	(US$ millions)
Current	(3,716.00)	(9,394.00)	(20,253.00)	(26,909.00)	(7,207.00)
Balance on Goods	(2,766.00)	(7,006.00)	(17,057.00)	(25,972.00)	(4,476.00)
Goods: exports f.o.b.	96,395.00	117,468.00	145,337.00	178,427.00	139,956.00
Goods: imports f.o.b	99,161.00	124,474.00	162,394.00	204,399.00	144,432.00

Balance on Services.	738.00	736.00	4,758.00	5,016.00	4,834.00
Services: Credit	16,258.00	20,592.00	28,914.00	35,577.00	28,945.00
Services: Debit	15,520.00	19,856.00	24,156.00	30,561.00	24,111.00

Balance on Income	(6,697.00)	(9,728 00)	(16,448.00)	(14,210.00)	(14,137.00)
Income: Credit	6,998.00	9,040.00	10140.00	10,083.00	8,187.00
Income: Debit	13,695.00	18,768.00	26,588.00	24,293.00	22,324.00

Balance on Current Transfers	5,009.00	6,604.00	8,494.00	8,257.00	6,572.00
Current transfers: Credit	9,766.00	11,955.00	15,244.00	16,638.00	15,456.00
Current transfers: Debit	4,757.00	5,351.00	6,750.00	8,381.00	8,884.00

Capital Account	995.00	2,105.00	4,771.00	6,118.00	7,026.00

Capital account: Credit	1,185.00	2,573.00	5,410.00	7,200.00	8,082.00
Capital account: Debit	190.00	468.00	639.00	1,082.00	1,056.00

Financial Account	15,228.00	13,101.00	38,879.00	40,383.00	36,045.00

Direct investment abroad	(3,358.00)	(9,149.00)	(5,664.00)	(3,102.00)	(2,924.00)
Direct investment in Poland	10,309.00	19,876.00	23,651.00	14,849.00	11,546.00

Portfolio investment assets	(2,509.00)	(4,649.00)	(6,340.00)	2,357.00	(351.00)
Equity securities	(575.00)	(2,996.00)	(5,882.00)	1,457.00	(766.00)
Debt securities	(1,934.00)	(1,653.00)	(458.00)	900.00	415.00

Portfolio investment liabilities	15,109.00	1,527.00	925.00	(4,439.00)	16,220.00
Equity securities	1,333.00	(2,128.00)	(470.00)	564.00	1,568.00
Debt securities	13,776.00	3,655.00	1,395.00	(5,003.00)	14,652.00

Other investment assets	(2,784.00)	(3,919.00)	(1,771.00)	5,426.00	5,318.00
Monetary authorities	(17.00)	9.00	(225.00)	(699.00)	(1,023.00)
Central and local government	(160.00)	(30.00)	(323.00)	(116.00)	(174.00)
MFI (excluding Central Bank)	(836.00)	(1,935.00)	2,677.00	7,236.00	7,220.00
Other sectors	(1,771.00)	(1,961.00)	(3,900.00)	(995.00)	(705.00)

Other investment liabilities	(1,732.00)	10,104.00	30,124.00	26,086.00	7,614.00
Monetary authorities	1,910.00	(765.00)	7,253.00	(6,178.00)	2,898.00
Central and local government	(6,443.00)	(1,192.00)	(1,429.00)	(1,529.00)	2,751.00
MFI (excluding Central Bank)	543.00	5,589.00	14,555.00	23,601.00	(471.00)
Other sectors	2,258.00	6,472.00	9,745.00	10,192.00	2,436.00

Financial derivatives	193.00	(698.00)	(2,046.00)	(794.00)	(1,378.00)

Net errors and omissions	(4,372.00)	(3,332.00)	(10,360.00)	(21,556.00)	(21,122.00)

Overall Balance	8,135.00	2,480.00	13,037.00	(1,964.00)	14,742

Official Reserve Assets	(8,135.00)	(2,480.00)	(13,037.00)	1,964.00	(14,742.00)

Source: NBP

(1)	Preliminary data

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 37.1 percent of GDP in 2005, 40.4 percent 2006, 40.8 percent in 2007 and, according to non-final data, 40.0 percent in 2008 and, according to preliminary data, 38.9 percent in 2009. Imports accounted for 37.8 percent of GDP in 2005, 42.2 percent in 2006, 43.7 percent in 2007 and, according to non-final data, 44.0 percent in 2008 and, according to preliminary data, 38.9 percent in 2009.

Focus of Trade

As Poland’s economy has continued to grow, the focus of trade has shifted from Central and Eastern European countries towards the other EU countries. In 2009, trade with EU countries accounted for 79.3 percent of exports and 61.5 percent of imports. Germany is Poland’s largest trading partner, accounting for 26.1 percent of exports and 22.4 percent of imports in 2009; trade with other EU countries accounted for 53.2 percent of exports and 39.1 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated.

	2005		2006		2007		2008		2009(1)
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	28.20	24.70	27.20	24.00	25.90	24.10	25.00	23.00	26.10	22.40
Other EU countries	49.00	40.90	50.20	39.20	53.00	40.10	52.80	38.90	53.20	39.10
Other developed countries	6.40	7.70	5.80	7.00	5.20	6.90	5.20	7.40	6.10	7.30

Total developed countries	83.60	73.30	83.20	70.20	84.10	71.10	83.00	69.30	85.40	68.80

Central and Eastern Europe:
CEFTA(2)	1.70	0.70	1.90	0.80	0.80	0.30	0.80	0.20	0.70	0.20
Russian Federation:	4.40	8.90	4.30	9.70	4.60	8.70	5.20	9.70	3.70	8.70
Other Central and Eastern Europe(3)	3.90	2.00	4.50	1.90	4.40	1.60	4.30	1.70	3.20	1.30

Total Central and Eastern Europe	10.00	11.60	10.70	12.40	9.80	10.60	10.30	11.60	7.60	10.20
Developing countries	6.40	15.10	6.10	17.40	6.10	18.30	6.70	19.10	7.00	21.00

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: Central Statistical Office

(1)	Preliminary data
(2)	In 2006 CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia. As at May 1, 2007 CEFTA comprises: Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova, Montenegro, Serbia and Kosovo
(3)	“Other central and eastern Europe” includes European countries of the former USSR

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (for example, exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2009 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in the case of exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2005		2006		2007		2008		2009(1)
	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	7,818.00	8.80	9,240.00	8.40	11,677.00	8.40	14,541.00	8.50	12,692.00	9.50
Beverages and Tobacco	551.00	0.60	796.00	0.70	1,158.00	0.80	1,577.00	0.90	1,886.00	1.40
Non-Food Raw Materials (excluding fuel)	2,006.00	2.20	2,498.00	2.30	3,201.00	2.30	3,847.00	2.20	2,473.00	1.80
Mineral Fuels, Lubricants and Related Materials	4,715.00	5.30	4,917.00	4.50	5,275.00	3.80	7,306.00	4.20	4,141.00	3.10
Animal and Vegetable Oils	127.00	0.10	198.00	0.20	277.00	0.20	363.00	0.20	278.00	0.20

Subtotal	15,217.00	17.00	17,649.00	16.10	21,588.00	15.50	27,634.00	16.00	21,470.00	16.00

Manufactured Goods:
Chemicals and Related Products	6,061.00	6.80	7,836.00	71.00	4.00	7.30	13,513.00	7.90	10,456.00	7.80
Manufactured Goods Classified Chiefly by Material	20,173.00	22.60	25,273.00	23.10	32,136.00	23.20	37,540.00	21.80	26,174.00	19.60
Machinery and Transport Equipment.	34,940.00	39.10	4,412.00	40.20	56,774.00	40.90	71,085.00	41.40	57,670.00	43.20
Miscellaneous:
Manufactured Articles	12,957.00	14.50	14,644.00	13.40	18,030.00	13.00	21,970.00	12.80	17,792.00	13.30
Non-Classified	30.00	0.00	62.00	0.10	63.00	0.10	118.00	0.10	86.00	0.10
Subtotal	74,161.00	83.00	91,935.00	83.90	117,197.00	84.50	144,226.00	84.00	112,178.00	84.00

Total	89,378.00	100.00	109,584.00	100.00	138,785.00	100.00	171,860.00	100.00	133,648.00	100.00

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

(1)	Preliminary data

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2005		2006		2007		2008		2009(1)
	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)	(US$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	5,370.00	5.30	6,285.00	5.00	8,688.00	5.30	11,882.00	5.70	10,044.00	6.90
Beverages and Tobacco	527.00	0.50	644.00	0.50	949.00	0.60	1,090.00	0.50	940.00	0.60
Non-Food Raw Materials (excluding fuel)	3,077.00	3.00	3,827.00	3.00	4,910.00	3.00	6,462.00	3.10	3,971.00	2.70
Mineral Fuels, Lubricants and Related Materials	11,618.00	11.50	13,066.00	10.40	16,352.00	9.90	23,881.00	11.20	14,154.00	9.70
Animal and Vegetable Oils	340.00	0.30	443.00	0.30	493.00	0.30	782.00	0.40	486.00	0.30

Subtotal	20,932.00	20.60	24,265.00	19.20	31,392.00	19.10	44,097.00	20.90	29,595.00	20.20

Manufactured Goods:
Chemicals and Related Products	14,492.00	14.30	16,914.00	13.50	21,290.00	13.00	27,464.00	13.00	20,333.00	13.90
Manufactured Goods Classified Chiefly by Material	21,024.00	20.70	26,151.00	20.80	34,709.00	21.20	39,577.00	18.70	25,319.00	17.40
Machinery and Transport Equipment	36,438.00	35.90	47,170.00	35.90	58,445.00	35.60	74,493.00	35.50	51,423.00	35.30
Miscellaneous	8,605.00	8.50	10,007.00	8.10	14,131.00	8.60	19,129.00	9.10	15,382.00	10.60
Manufactured Articles Non-Classified	48.00	0.00	3,138.00	2.50	4,205.00	2.50	5,719.00	2.80	3,736.00	2.60
Subtotal	80,607.00	79.40	101,380.00	80.80	132,780.00	80.90	166,382.00	79.10	116,193.00	79.80

Total	101,539.00	100.00	125,645.00	100.00	164,172.00	100.00	210,479.00	100.00	145,788.00	100.00

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

(1)	Preliminary data

Trade Policy

On January 1, 2002, all remaining customs barriers for industrial exports from EU member states to Poland were lifted, and since accession to the EU on May 1, 2004, Poland has followed the trade policy of the EU. In 2008, the average effective rate of tariffs imposed by Poland on imports was 0.92 percent compared to 1.07 percent in 2007. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO.

Official Reserves

By the end of 2005, Poland’s official reserves amounted to US$42.6 billion. Reserves increased to US$48.5 billion by the end of 2006 and US$65.7 billion by the end of 2007. At the end of December 2008, reserves amounted to US$62.2 billion and then increased to US$79.6 billion by the end of December 2009.

The following table sets out certain information regarding Poland’s official reserve assets at the end of the years indicated.

	Official Reserve Assets(1) Excluding Gold	Official Reserve Assets of Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
2005	40,874.10	1,697.20	42,571.30	5.20
2006	46,381.20	2,103.10	48,484.30	4.70
2007	62,978.10	2,767.40	65,745.50	4.90
2008	59,318.00	2,862.10	62,180.10	3.70
2009	75,934.40	3,652.90	79,591.30	6.60

Source: NBP

(1)	Including Poland’s reserve position in IMF
(2)	Based on average imports of goods

In addition, Poland had access to an IMF Flexible Credit Line of US$20.5 billion in 2009 that it did not draw from. Upon its expiration in May 2010, Poland successfully applied for a one-year successor arrangement for the same amount, which was granted by the IMF on July 2, 2010.

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities. The reform of the Polish banking system began in 1989 when Parliament adopted the Banking Law and the NBP Act (both as defined below). As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of continuous consolidation. Since implementation of the Credit Requirement Directive, beginning in June 2006, and Basel II in April 2007, Polish banks have not been materially affected by the tightening of capital adequacy requirements.

In December 2009, there were 49 domestic commercial banks in Poland, of which 10 were banks with majority Polish held equity and 39 were banks with majority foreign held equity. As at the end of December 2009, 68.0 percent of the commercial banks’ assets were held by foreign controlled banks (including branches of credit institutions). There were also 576 co-operative banks and 18 branches of credit institutions operating in Poland. Moreover, four domestic banks performed services abroad either through a subsidiary or a branch.

The Polish banking sector is relatively stable and well capitalized. As the banking sector in Poland performs mostly commercial banking activities and has not had extensive involvement in investment banking or product structuring linked to subprime debt, it has not been directly affected by the global financial crisis and is not directly exposed to the subprime mortgage market. It has, however, experienced deterioration in bank loan portfolios and impairment charges in connection with the crisis. Bank earnings were also under pressure from higher funding costs due to competition for retail deposits and higher spreads on FX swaps.

At the end of 2009, bank earnings amounted to PLN 8.7 billion, as compared to PLN 13.7 billion at the end of 2008. In the first quarter of 2010, banks earned PLN 2.5 billion, or 18.8 percent more than in the same period during 2009. In 2009, earnings were negatively influenced by an increase in nonperforming loans and the need to create specific provisions. At the end of December 2009, nonperforming loans amounted to 7.6 percent of total loan portfolios, up from 4.5 percent at the end of 2008. Despite the increase in nonperforming loans during 2009, the banking sector remained profitable. As at December 31, 2009, return on assets (ROA) amounted to 0.8 percent, a decrease from 1.5 percent as at December 31, 2008, while return on equity (ROE) as at December 31, 2009 amounted to 20.5 percent, an increase from 10.7 percent as at December 31, 2008. As at March 31, 2010, ROA (annualized) equalled 0.9 percent and ROE (annualized) equalled 10.9 percent.

The average capital adequacy ratio in the banking sector in December 2009 stood at 13.3 percent, an increase from 11.2 percent in December 2008. Tier 1 capital has traditionally been the largest component of banking sector funds, making up more than 90 percent of banks’ capital. As at December 31, 2009, capital adequacy ratios in four banks were lower than 10 percent, a decrease from the 15 banks that had capital adequacy ratios lower than 10 percent as at December 31, 2008. This change may be attributed to the fact that, in 2009, a majority of banks improved their capital position by retaining profits earned in 2008. Lower lending growth and a stronger exchange rate in 2009 additionally supported the improvement in capital adequacy, and there was no need for capital injections from the government for any bank in 2009.

Since the beginning of 2005, all banks have been required to apply the effective interest rate method to their assets and liabilities valuations at their amortized costs. In addition, 31 domestic banks (15 of them being listed on the Warsaw Stock Exchange) and 15 branches of foreign credit institutions submit reports on a standalone basis in line with the International Financial Reporting Standards (as of December 31, 2009). At the end of December 2009, the irregular asset ratio (defined as the ratio of irregular claims to total claims on non-financial customers) in the banking sector was 7.6 percent, up 3.1 percentage points compared to 2008. Irregular claims refer to credit exposures where there is a delay in repayment that exceeds three months for corporations (six months for retail loans) and/or the circumstances of the borrower indicate that timely repayment may be unlikely.

During 2009, there was an increase in loans to households, especially Polish-złoty-denominated mortgage loans and consumer loans, although at a lower pace than in pre-crises quarters. Polish-złoty-denominated mortgage and consumer loans increased by 28.1 and 15.2 percent, respectively, in 2009 as compared to 2008. Foreign currency mortgage loans increased in 2009 by 4.4 percent, with the largest proportion of mortgages denominated in Swiss Francs. At the end of 2009, loans to commercial enterprises were down 4 percent compared to 2008, mainly due to tightening of banks’ credit policies and the global economic slowdown.

The National Bank of Poland

The NBP is the central bank of Poland and is governed, consistent with EU standards, by the Act on the National Bank of Poland of August 29, 1997, or the NBP Act, and the Banking Law of August 29, 1997, or the Banking Law. The NBP has two directing bodies, the President and the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents). Monetary policy decisions are taken by the Monetary Policy Council, or MPC. The President of the NBP is appointed for a six-year term by the Sejm after nomination by the President of the Republic of Poland, with strictly limited rights of removal. Marek Belka is the current President of the NBP, having taken office on June 10, 2010 following his nomination by President Elect Bronislaw Komorowski (then Speaker of the Sejm) to replace the interim NBP President, First Deputy President Piotr Wiesiołek, who acted as interim NBP President following the death of the previous NBP President in the April 10, 2010 airplane crash.

The Constitution of the Republic of Poland and the NBP Act confirm the NBP’s independence, which is essential for the credibility of, and a prerequisite for, Poland’s participation in the European Economic and Monetary Union, or EMU. According to Article 227, paragraph 1 of the Constitution, the NBP shall have the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central government. The NBP acts as banker to the Government and to other banks in the banking system. The NBP operates accounts, amongst others, for banks and central government. The NBP may act as a financial agent to the Government. However, the NBP shall not be liable for the obligations of the State Treasury in this respect.

According to Article 12 of the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm for its information at the same time as the Council of Ministers submits the draft budget. The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy. It is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President are separated from those of the MPC and the Management Board of the NBP. The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members drawn from outside the NBP. Members are appointed for a tenure of six years. The late Chairman, Slawomir Skrzypek, was appointed in January 2007 and died in the plane crash of April 10, 2010. Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of the Republic of Poland. The MPC meets at least once a month. It makes decisions by a majority vote and has a quorum of at least five members, including the Chairman. In the event of a tied vote, the Chairman has the deciding vote. The positions taken by MPC members during votes are published in official publications.

The NBP carries out the foreign exchange policy established by the Council of Ministers in consultation with the MPC. The procedure for setting the exchange rate of the złoty against foreign currencies is laid down by the Council of Ministers in consultation with the MPC. Since April 2000, the złoty has been freely floating. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

The NBP produces a semi annual Financial Stability Report, which analyzes the stability of the domestic financial system, in particular the banking sector, in the face of real and potential market shocks and disruptions to the financial system. These reports are largely based on banks’ financial statements, which are sent to the NBP either in the form of monthly balance sheet updates or quarterly profit and loss accounts, and are designed to inform market participants about the level of stability in the Polish banking system given a range of contingencies and potential stresses.

Monetary Policy

The basic objective of the MPC’s monetary policy is to ensure price stability (i.e., low and stable price inflation), which provides a foundation for economic growth over the long term. In order to achieve this, taking into consideration the increased integration of the Polish economy with the global economy and given the need to anchor inflation expectations at a low level, the MPC’s strategy is based on direct inflation targeting, or DIT. In connection with this strategy, the MPC focuses on factors that could jeopardize low inflation and responds to them by adjusting monetary policy accordingly. The NBP influences price growth indirectly, by controlling short-term interest rates and by influencing expectations of the future level of short-term rates, which exert an impact on inflation through the monetary transmission mechanism.

The permanent inflation target, set forth in the Monetary Policy Strategy adopted by the MPC in February 2003, is 2.5 percent with a symmetrical tolerance range for deviations of +/-1 percentage point. The target is defined in terms of annual CPI inflation. Every year the MPC also publishes the Monetary Policy Guidelines, providing an outline for the monetary policy in a shorter, one year perspective. In the most recent publication, released in September 2009, the MPC confirms that direct inflation targeting is an effective method of ensuring price stability and confirms the main tenets of the hitherto monetary strategy.

Since the introduction of the permanent target of 2.5 percent the average CPI inflation in Poland has amounted to 2.8 percent. In 2009, CPI inflation remained significantly above the 2.5 percent target (at an annual average of 3.5 percent), mainly due to increases of regulated prices and lagged effects of FX deprecation. It is expected to decrease markedly in 2010 as the NBP strives to ensure that it remains at the target of 2.5 percent in the medium term.

The MPC pursues the DIT strategy under a floating exchange rate regime, which should be maintained until Poland’s accession to the European Exchange Rate Mechanism, or ERM II. Participation in ERM II for a period of two years is a condition of Poland’s adoption of the euro.

Under the Convergence Programme Update 2009, approved in February 2010, the Polish government decided not to set a new target date for adoption of the euro, while confirming its commitment to proceed with integration at as quick a pace as will maintain the credibility of the integration process. The MPC maintains the opinion that Poland should join ERM II and the euro area at the earliest possible date, once the necessary legal, economic and organizational conditions have been met.

Money Supply

In December 2009, the annual rate of growth of broad money supply was 8.1 percent in nominal terms, or 4.5 percent in real terms. Starting from the beginning of the second quarter of 2007 reporting period, the methodology of compiling certain money supply aggregates has been changed. The changes included, amongst others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability historical data have been adjusted accordingly. The following table sets out data on monetary aggregates for the periods indicated.

As at December 31,	2005	2006	2007	2008	2009
	(PLN millions)
Cash in circulation	57,154.70	68,767.60	77,160.00	90,812.30	89,776.80
Demand deposits	163,484.30	207,063.20	258,106.20	259,130.90	299,074.20

Narrow Money (M1)	220,639.00	275,830.90	335,266.20	349,943.10	388,851.00

Time deposits	194,511.30	205,364.00	214,027.50	310,285.20	326,401.30
Deposits redeemable at notice up to three months:	13.20	15.60	50.60	11.60	21.90
Repurchase agreements	9,761.50	10,806.90	8,192.40	3,468.20	2,672.10
Debt securities with maturity below two years	2,200.40	2,932.10	3,757.70	1,797.50	1,842.90

Broad Money (M3)	427,125.40	495,309.50	561,623.80	666,231.60	720,327.20

Annual Changes (%)
Broad Money (nominal)	13.10	16.00	13.40	18.60	8.10
Broad Money (real)	12.30	14.40	9.00	14.80	4.50

Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

Control over interest rates is the NBP’s principal instrument of monetary policy in connection with its strategy to reach predetermined inflation targets. The NBP influences the level of nominal short-term money market rates by determining the yield of open market operations, standing facilities and required reserves by stabilizing the Polish Overnight Index Average, POLONIA, around an NBP reference rate.

The NBP’s reference rate reflects the general direction of monetary policy. It determines the yield obtainable on main open market operations, which are executed on a regular weekly basis in the form of issues of NBP bills with a 7-day maturity. As a consequence of liquidity surplus in the banking sector, open market operations are used to absorb excess liquidity from the market. Starting from 2008, the basic operations are conducted on a scale enabling the stabilization of the POLONIA around the NBP reference rate. The transition from influencing the level of the Warsaw Interbank Offered Rate Spot Week to the POLONIA rate results from the trends in the term structure of the money market and enables the NBP to more effectively affect the economy through the monetary policy transmission mechanism.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rates in the interbank market. The deposit facility makes it possible for commercial banks to place their liquidity surplus on a deposit account at the central bank. The Lombard facility enables banks to obtain credit from the central bank on an overnight basis.

The basic function of the required reserve system is to limit the volatility of short-term market interest rates by cushioning the impact of movements in banking sector liquidity. The terms and conditions of the reserve requirements system are uniform for all banks. The reserve ratios applied by the NBP are:

•	zero for repo operations; and

•	3.0 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves. Since May 2004, the holdings of minimum reserves have been remunerated at 0.9 percent of the NBP’s rediscount rate.

The following table sets out details of interest rates set by the NBP and changes made to them since 2005:

	Lombard Rate	Reference Rate	Deposit Rate
Effective Date	(%)
March 31, 2005	7.50	6.00	4.50
April 28, 2005	7.00	5.50	4.00
June 30, 2005	6.50	5.00	3.50
July 28, 2005	6.25	4.75	3.25
September 1, 2005	6.00	4.50	3.00
February 1, 2006	5.75	4.25	2.75
March 1, 2006	5.50	4.00	2.50
April 26, 2007	5.75	4.25	2.75
June 28, 2007	6.00	4.50	3.00
August 30, 2007	6.25	4.75	3.25
November 29, 2007	6.50	5.00	3.50
January 31, 2008	6.75	5.25	3.75
February 28, 2008	7.00	5.50	4.00
March 27, 2008	7.25	5.75	4.25
June 26, 2008	7.50	6.00	4.50
November 27, 2008	7.25	5.75	4.25
December 24, 2008	6.50	5.00	3.50
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00

Source: NBP

The global financial crisis affected monetary policy to a certain extent, which was mainly reflected in the narrowing of domestic and FX banking sector liquidity. The central bank responded to these conditions introducing several new measures that were announced on October 13, 2008 as the Confidence Package. The measures were focused on accomplishing three goals:

•	providing banks with the złoty for periods longer than one day,

•	providing banks with foreign currencies, and

•	expanding the possibilities for banks to obtain liquidity in złoty by broadening the range of collateral in operations with the NBP.

The central bank also implemented the following changes in the operational framework of monetary policy:

•	initiating liquidity-providing operations in the form of repo transactions, with maturities of up to six months;

•	initiating FX swap transactions;

•	executing an early redemption of the NBP’s 10-year bonds issued in 2002 (as a structural open market operation);

•	lowering the required reserve rate by 0.5 percentage points from 3.5 percent to 3.0 percent,

•

extending the list of collateral accepted in liquidity providing operations (EIB bonds, municipal bonds, mortgage bonds and Treasury securities denominated in currencies other than PLN). The previous list consisted of Treasury and central bank securities.

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement. Some degree of restrictions still exists on direct investment in non-OECD countries or countries with which Poland did not conclude agreements on bilateral protection of investments and on real estate, acquisitions and the short-term capital movement transactions (as listed in the OECD Code of Liberalization of Capital Movements).

The złoty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the new Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate. Since April 2000, the złoty has floated freely. The NBP has the right to intervene in foreign exchange markets, but has only done so once, in April 2010, since the floating of the złoty.

The following table sets out the official NBP exchange rate between the zloty and the U.S. dollar for the periods indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
End of period	3.2613	2.9105	2.4350	2.9618	2.8503
Average	3.2348	3.1025	2.7667	2.4092	3.1162

Source: NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
End of period	3.8598	3.8312	3.5820	4.1724	4.1082
Average	4.0254	3.8951	3.7829	3.5166	4.3273

Source: NBP

Bank Supervision

With effect from January 1, 2008, banking supervision is carried out by the Polish Financial Supervision Authority, or the PFSA, as provided for in the Act of July 21, 2006 on the supervision of the financial market, or the Financial Market Supervision Act. The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

Until the end of 2007, banking activities were supervised by the Commission for Banking Supervision and its executive body, the General Inspectorate of Banking Supervision, or GIBS. Formerly part of the NBP, GIBS was mandated with the enforcement of banking regulation and the ensuring of compliance with banking laws, with a view to safeguarding bank deposits.

Beginning on January 1, 2008, GIBS has been incorporated into the PFSA and its employees have become employees of the PFSA. Requirements for banking supervision inspectors have remained unchanged, and regional branches carry out the same duties as they did previously.

According to Article 4, paragraph 1 of the Financial Market Supervision Act, or FMSA, the PFSA’s responsibilities comprise the following:

•	exercising supervision (as defined in Article 1.2 of the FMSA) over the financial market;

•	taking actions fostering the proper operation of the financial market;

•	taking actions promoting the development of the financial market and its competitiveness;

•	taking educational and informational actions related to the operation of the financial market;

•	participating in the preparation of drafts of legal acts relating to financial market supervision;

•

creating opportunities for amicable and conciliatory resolution of disputes between the participants of the financial market, including in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

•	performing other statutorily assigned tasks.

According to Article 131, paragraph 1 of the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as branches and representative offices of credit institutions, shall be subject to supervision exercised by the PFSA, the scope and principles of such supervision being set out in the Banking Act and the Financial Market Supervision Act. According to Article 147, paragraph 1 point 2 of the Banking Law, the PFSA may, in circumstances specified in the Banking Law, repeal an authorization to create a bank and may liquidate a bank. In certain circumstances specified in the Banking Act, the PFSA shall order the suspension of a bank’s operations and petition the court of appropriate jurisdiction for a declaration of bankruptcy.

The current supervisory requirements include among others: (i) capital adequacy principles, consistent with EU Directives, being a minimum 8.0 percent risk-weighted capital ratio calculated in accordance with international standards, (ii) classification of banks’ assets and application of specific provisions with respect to problem loans (ranging from 100.0 percent for “loss”, 50.0 percent for “doubtful”, 20.0 percent for “substandard”, and 1.5 percent for “watch” loans), and (iii) large exposure limits, consistent with EU directives, including 20.0-25.0 percent of capital for individual exposures and 800.0 percent for aggregate large exposures. Since April 1, 2007, banks have been moving towards compliance with the EU’s Capital Requirements Directive, or

CRD, which is intended to reflect the Basel II rules on capital measurement and capital standards. Banks have up to 10 years, from the 2004 introduction of Basel II, to complete the transition into the capital standards regime. Since the April 1, 2007 move towards CRD compliance, 35 banks in Poland have opted to remain under Basel I during the Basel II-sanctioned grace period.

The Banking Law also provides rules and procedures for the establishment and the organization of state banks, co-operative banks and joint-stock banks as well as establishing a requirement for the approval of the PFSA for the execution of voting rights exceeding 10.0 percent (and specified percentage thresholds thereafter) of votes at a bank’s shareholder meeting if, as a result of acquisition of the bank’s shares, a shareholder exceeds a specified percentage increase with respect to voting rights.

The Bank Guarantee Fund, or BGF, is a bank-funded deposit insurance scheme used to guarantee deposits with Polish banks in złoty and foreign currencies. A revision of the Act on the Bank Guarantee Fund, or the BGF Act, enacted on October 23, 2008 increased the guaranteed amount for bank deposits covered by the BGF to €50,000, which applies to the aggregate amount of deposits held by an individual in a particular bank. In addition, in accordance with the BGF Act, the Council of Ministers may, by regulation, temporarily establish a higher guaranteed amount for purposes of ensuring stability of the banking system and protection the interests of depositors. The BGF Act does not currently provide for any guarantee cover for deposits at risk held in the cooperative savings and loan societies, so-called SKOKs, because these entities do not participate in the BGF.

To regulate cooperation amongst the Ministry of Finance, the PFSA, and the NBP, and help create a financial markets safety set so that Poland’s key financial institutions can respond in a coordinated fashion to market shocks and potential downturns, Parliament passed the Act on the Financial Stability Committee, which entered into force on December 13, 2008. This Act specifies the tasks and course of the Stability Committee’s work, and lays out channels for information sharing and coordinated action between the key institutions listed above. Pursuant to the Act, the tasks of the Stability Committee include the following:

•	assessing the situation of the domestic financial system with respect to the stability of international financial markets;

•	ensuring appropriate information sharing between the members of the Committee on important events and flagging items which may pose a threat to the stability of the domestic financial system; and

•	coordinating activities of the members of the Committee when a direct threat to the stability of the domestic financial system occurs.

On February 12, 2009, Parliament passed the Financial Support Act, a bill addressing State Treasury support of financial institutions, which was signed into law by the President on February 25, 2009. The bill provides that the Minister of Finance, representing the State Treasury and at the request of a financial institution, after consultation with the Chairman of the PFSA and the President of the NBP, will be able to provide financial institutions established in Poland with support in a crisis, by way of emergency lending through State Treasury purchases of securities in troubled institutions. The bill provides new support instruments for the interbank market and financial institutions which, in the event of a crisis, are aimed at allowing these institutions to maintain their financial liquidity. These instruments include Treasury guarantees, loans and securities, as well as deferred payments and installment payments with respect to the sale of Treasury securities. Further, the bill provides for state guarantees for interbank deposits. They will only be able to be granted to banks considered “safe” and sufficiently strong in terms of capital. The new measures will also allow support to be given by the NBP. Pursuant to the bill, the State Treasury will be able to grant a guarantee of repayment by banks taking advantage of the refinancing facility granted by the NBP. Such a guarantee may be given for up to 50.0 percent of the outstanding amount of the refinancing facility.

The Financial Support Act will be in force until the end of 2010. As at April 30, 2010, no financial institutions had applied for support under the guarantee scheme.

On February 12, 2010, Parliament passed a bill relating to the recapitalization of certain financial institutions. This recapitalization scheme guarantees the recapitalization of financial institutions that may be faced with capital inadequacy, by taking up shares, bonds and banking securities that will facilitate the capital health of troubled institutions. The recapitalization scheme was designed to respond to the threat to insolvency of certain Polish financial institutions, and it was at the request of the Minister responsible for financial institutions that the Council of Ministers, bearing in mind the stability of the domestic financial system, made the decision to pursue a recapitalization and partial nationalization strategy that is in line with similar strategies implemented across the industrialized world during the global financial crisis. This scheme envisions the potential for compulsory buyouts at prices based on current valuations, and when recapitalized institutions regain their financial stability, the State Treasury may withdraw further support. The scheme applies to domestic financial institutions established in Poland, regardless of whether they are foreign-owned or not.

Poland has also taken a variety of other measures to address the current global financial crisis. See “The Economy—Recent Trends in the Economy”.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted legislation regarding public trading in securities and the establishment of the Warsaw Stock Exchange, or the WSE. In 1994, the WSE was admitted to the World Federation of Stock Exchanges as a full member. The WSE consists of the main market and the parallel market and also acts as an operator of the multilateral trading facility established in August 2007 called New Connect. Admission to trading on the main market requires a larger market capitalization and stricter disclosure requirements. On September 30, 2009, the WSE launched CATALYST – the first organized market in debt securities in Poland and a unique such market in Central and Eastern Europe. The new system will facilitate and optimize corporate and municipal bonds issuances. Secondary trading in these instruments will be conducted on quotation systems operated by the Warsaw Stock Exchange and BondSpot SA (formerly: MTS CeTO).

Current securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial market, including the securities and commodities markets. See “Monetary and Financial System—Bank Regulation”.

Since July 2005, trading of securities has been regulated by three acts: the act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the act on trading in financial instruments of July 29, 2005 and the act on capital market supervision of July 29, 2005. These acts replaced the former act on public trading of securities and were significantly amended in 2009.

Since January 1998, futures contracts based on the WIG20, the blue chip index, have been quoted on the WSE. In January 2001, the first equity futures contracts were introduced and in February 2002 futures contracts on MIDWIG, the WSE’s MidCap index, were launched. The MIDWIG index was replaced by the mWIG40 index on March 19, 2007. In September 2003, options based on the WIG20 began trading. Since February 2005, futures contracts on treasury bonds have been traded and since October 2005, equity options have been available to investors.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank. The system is fully computerized.

All securities admitted for trading on a regulated market are traded in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In December 2009, there were 47 members of the WSE (including brokerage entities and banks). Out of the total of 59 brokerage entities conducting their activities under Polish law in December 2009, 13 were banks conducting brokerage activities and 46 were independent entities (brokerage houses). There were also 13 custodian banks providing investment accounts, 2,156 licensed brokers of securities, 173 commodities brokers and 451 licensed investment advisors.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE for the periods indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
Market capitalization(1)
(in PLN millions)	424,900.00	635,909.00	1,080,257.00	465,115.00	715,821.00
(in US$ millions)	130,285.00	218,488.00	439,737.00	157,038.00	251,139.00
(% of GDP)	41.00	60.00	101.00	44.00	53.30
Turnover in PLN millions(2)	197,033.00	338,696.00	479,480.00	331,316.00	351,885.00
WIG index	35,601.00	50,412.00	55,648.00	27,229.00	99,986.00
Average P/E ratio	15.50	13.50	17.70	11.00	14.30
Dividend Yield	1.87	2.60	2.00	3.10	3.60
Listed companies	255.00	284.00	351.00	374.00	370.00

Source: Ministry of Finance, NBP, WSE

(1)	Includes domestic and foreign companies
(2)	Includes both purchases and sales and off-season block transactions with shares

In addition to the WSE, there is also a secondary regulated over-the-counter, or OTC, market called the MTS-CeTO S.A. MTS-CeTO S.A. was originally established in January 1996, under the name of Centralna Tabela Ofert, or CeTO, on the initiative of over 20 of the largest Polish banks and brokerage houses. In November 2000, CeTO became a part of the WSE group. In the second half of 2001, the activities of Centralna Tabela Ofert and Polska Gielda Finansowa were consolidated, which resulted in their continuing activity under the name of CeTO. On September 18, 2009, MTS-CETO S.A. changed its name to BondSpot S.A. Bond Spot S.A. is responsible for providing infrastructure for securities trading on the regulated off-exchange market and also for organizing the regulated market of public debt securities trading (in co-operation with WSE).

Investment Funds

In Poland, investment funds operate under the provisions of the Act on Investment Funds of May 27, 2004. In accordance with this act, investment funds may be created as an open-end investment fund (UCITS), specialized open-end investment fund or a closed-end investment fund. This act significantly broadened the range of investment funds by adding new products such as umbrella funds, funds of funds, master-feeder funds, funds with various participation unit categories, money market funds, securitization funds, exchange traded funds and non-public asset funds, the latter being created to foster the growth of the private equity sector in Poland.

By the end of December 2009, the PFSA had granted permits to 44 fund management companies that run approximately 350 investment funds. The value of assets managed by Polish investment funds in December 2009 was PLN 93.5 billion (US$32.80 billion).

Pension Funds

By the end of February 2010, the relevant supervisory authority had granted permits to 14 fund management companies that run 14 open pension funds. The value of assets managed by Polish open pension funds in February 2010 achieved a level of PLN 179.6 billion (US$61.4 billion).

Treasury Securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated.

	Q1	Q2	Q3	Q4	2009	Q1 2010
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	21.4	30.9	24.9	26.7	104.0	44.9
Treasury bills	18.5	20.7	15.1	1.2	55.6	14.4
Total	39.9	51.7	40.1	28.0	159.6	59.3

Net sales of treasury securities
Treasury bonds	10.5	8.8	12.8	13.6	45.6	15.6
Treasury bills	4.2	5.8	0.4	(13.2)	(2.9)	0.6
Total	14.6	14.5	13.2	0.3	42.7	16.2

Source: Ministry of Finance

Trading of Treasury bonds is conducted on three secondary markets: the OTC market, Treasury BondSpot Poland (previously MTS Poland) and the WSE. In 2009, the value of Treasury bond transactions decreased by 19.9 percent to PLN 5,105.5 billion, compared to 2008. The most significant market by value is the OTC market which in 2009 accounted for almost 98.0 per cent of the total turnover of treasury securities. Turnover on Treasury BondSpot amounted to about 2.0 per cent while trading on the WSE did not exceed 0.1 per cent

The main holders of treasury bonds issued on the domestic market at the end of February 2010 were as follows: domestic institutional investors (non-banking sector) PLN 235.9 billion (49.1 percent), domestic banking sector PLN 149.2 billion (31.1 percent) and foreign investors PLN 95.1 billion (19.8 percent).

The average time to maturity, or ATM, of domestic marketable debt decreased slightly from 4.23 years at the end of 2008 to 4.08 years at the end of December 2009 and to 4.13 at the end of February 2010. The duration increased from 2.86 at the end of 2008 years to 2.88 at the end of December 2009 and to 2.90 at the end of February 2010.

Insurance Market

As at September 30, 2009, the total assets of all Polish insurance companies amounted to approximately PLN 140.3 billion. Assets of the life insurance sector amounted to approximately PLN 83.8 billion, while assets of the non-life insurance sector were PLN 56.5 billion. Investments of insurance companies were primarily held in debt securities and other fixed income securities (50.75 percent), followed by deposits with credit institutions (13.9 percent), shares or participating interests in subordinated undertakings (7.2 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (4.1 percent).

According to industry data, as at June 30, 2009 the largest market share—by gross premiums written—was held by PZU S.A. (17.05 percent), followed by PZU Życie S.A. (15.79 percent), ING TUnŻ S.A. (6.25 percent) and TUnŻ Warta S.A. (5.26 percent). As at June 30, 2009, there were 47 insurance companies controlled by foreign investors (compared with 47 as at December 31, 2008 and 45 as at December 31, 2007). As at June 30, 2009, FDI in the insurance market reached PLN 4.17 billion, as compared to PLN 4.10 billion as at December 31, 2008 and 3.80 billion as at December 31, 2007. As at June 30, 2009, foreign capital accounted for 78.1 percent of the total equity capital of insurance companies in Poland, as compared to 77.1 percent at the end of 2008 and 76.4 percent at the end of 2007.

As at June 30, 2009 there were 66 licensed insurance companies operating in Poland. Of these, 31 were life and 35 were non-life insurance companies.

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 95, or ESA95).

The methodology Poland uses to track the financial position of the public sector differs from ESA95 in two significant respects: (1) under ESA95, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and (2) the scope of the public sector is defined differently under the two methodologies (for example, research and development units are excluded under ESA95 and included under the Polish methodology, and the National Road Fund is excluded under Polish methodology and included under the ESA95).

Over the last few years, the Polish fiscal balance has improved. It has been a result of good macroeconomic performance on the one hand, and measures undertaken to reform the public finance on the other. For further details on supervision of the Polish public debt, see “Public Debt – Debt Management”. In 2009, the general government balance worsened by about 3.4 percentage points of GDP, from 3.6 percent of GDP in 2008 to 7.1 percent of GDP in 2009.

The factors behind the deterioration in the fiscal balance include:

•	the world economic crisis and its impact on Poland’s the macroeconomic performance including of the Polish economy and thus the fiscal balance (automatic stabilizers); and

•

the implemented structural reforms, in particular the tax-wedge reform (implemented in steps in 2007-2009) with an adverse influence on the general government balance of estimated 2 percent of GDP annually and the net costs of the pension reform (implemented in 1999) of estimated 3 percent of GDP annually.

Rapid deterioration of the deficit was connected with global financial crisis. As the Polish general government deficit according to ESA95 was above the 3 percent of GDP reference value set in the Treaty establishing the European Community, the Council of the EU decided on July 7, 2009, in accordance with Article 104(6), that an excessive deficit exists in Poland. The Council recommended to Poland to reduce its general government deficit to below 3 percent of GDP as quickly as possible by 2012. According to this recommendation, the Polish authorities should bring the general government deficit below 3 percent of GDP in a credible and sustainable manner by taking action in a medium-term framework.

To limit risks to the adjustment, Poland aims to strengthen its medium-term budgetary framework by introducing expenditure rules. In January 2010, the Prime Minister presented the Plan for the Development and Consolidation of Finances 2010-2011, which presents steps that will allow Poland to strengthen the foundation of long-term sustainable economic growth, while limiting fiscal imbalance. One of the instruments to achieve the above-mentioned targets is the implementation, monitoring, and enforcement of expenditure rules. Expenditure rules have been proposed that encompass both short-term, temporary measure, and longer-term measures designed as stabilizing the expenditures. Such expenditure rules would take as their primary, short-term objective the lowering of the structural deficit to a level in accordance with Poland’s medium term objective (MTO), defined under the Stability and Growth Pact (for Poland, 1.0 percent of GDP). In accordance with the Convergence Programme Update 2009, Poland is expected to reduce its general government deficit below 3.0 percent of GDP by 2012.

The impact of the global economic crisis and uncertainty surrounding world financial markets has also affected the preparation of the 2010 budget. Macroeconomic assumptions for the 2010 budget were conservative, in light of the uncertainty surrounding the pace of global recovery from the crisis. Current expenditures were reduced by 10 percent and wages were budgeted to remain constant in nominal terms. The conservatism of the 2010 budget was intended to reduce the risk of budget execution resulting in further deficits.

Poland was hit by heavy flooding in mid-May 2010, prompting the Polish government to provide around PLN 342.1 million in support for flood victims in the first six weeks following the floods. The government does not envision amending the 2010 Budget Act, since flood support was drawn from government reserves already earmarked for responding to natural disasters.

The amended Public Finance Act, in force as of January 1, 2010, will contribute to balancing public finances. It was designed to facilitate fiscal transparency and the rationalization of public expenditures, and is an important step the Polish government has taken in order to regulate the liabilities incurred by the public sector. As part of establishing a performance based budget, the new Public Finance Act introduces a rolling, four-year Multi-annual State Financial Plan, which will set the upper limit of the deficit provided for in the budget act.

In January 2010, the Prime Minister presented the Plan for the Development and Consolidation of Finances 2010-2011, which provides for the implementation of two new expenditure rules, together with mechanisms to monitor and enforce them. The first expenditure rule, known as the “CPI+1 rule”, is temporary, and imposes a limit on discretionary spending by capping its real growth to 1 percent. The CPI+1 rule will be in effect until Poland meets the medium-term objective, or MTO, set out for it in the EU Stability and Growth Pact, which sets a 1 percent structural deficit as Poland’s MTO. The second expenditure rule, which will be prepared in connection with the IMF with the intent of being a permanent fiscal rule, is designed to stabilize Poland’s structural deficit at a level compliant with Poland’s MTO.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA95) for the years indicated.

	2005	2006	2007	2008	2009
	(as a % of GDP)
General government balance	(4.1)	(3.6)	(1.9)	(3.6)	(7.1)
Central government	(4.2)	(4.1)	(3.1)	(3.9)	(5.0)
Local government	(0.1)	(0.3)	0.1	(0.2)	(1.2)
Social security funds	0.2	0.7	1.0	0.4	(0.9)

Source: Central Statistical Office

	2005	2006	2007	2008	2009
	(PLN millions)
General government balance	(40,057)	(38,476)	(22,105)	(46,889)	(95,730)
Central government	(40,949)	(43,200)	(35,287)	(49,836)	(67,356)
Local government	(1,332)	(2,662)	510	(2,298)	(15,772)
Social security funds	2,224	7,386	12,672	5,245	(12,602)

Source: Central Statistical Office

The following table sets out State budget revenues and expenditures, on a cash accounting basis, for the years indicated.

	2005	2006	2007	2008	2009(1)	2010(2)
	(PLN millions)
Total revenue	179,772.00	197,640.00	236,368.00	253,547.00	274,367.00	249,007.00
Total expenditure	208,133.00	222,703.00	252,324.00	277,893.00	298,157.00	301,221.00
Balance	(28,361.00)	(25,063.00)	(15,956.00)	(24,346.00)	(23,790.00)	(52,214.00)
GDP (PLN billions)	983.00	1,060.00	1,177.00	1,273.00	1,346.00	1,414.00

	(as a percentage of GDP)
Total revenue	18.30	18.60	20.10	19.90	20.40	17.60
Total expenditure	21.20	21.00	21.40	21.80	22.20	21.30
Balance	(2.90)	(2.40)	(1.40)	(1.90)	(1.80)	(3.70)

Source: Ministry of Finance

(1)	Preliminary execution
(2)	2010 Budget Act, without EU resources budget

The following table sets out certain information regarding total revenues and expenditure for local government, on a cash accounting basis, for the years indicated.

	2005	2006	2007	2008	2009(1)
	(PLN millions, except for percentages)
Total revenues	102,912.00	117,040.00	131,380.00	142,569.00	154,645.00
Total expenditure	103,807.00	120,038.00	129,113.00	145,183.00	166,985.00
Balance	(895.00)	(2,998.00)	2,267.00	(2,614.00)	(12,340.00)
As % of GDP	(0.10)	(0.30)	0.20	(0.20)	(0.90)
GDP	983,302.00	1,060,031.00	1,176,736.00	1,275,432.3	1,344,037.4

Source: Ministry of Finance, Central Statistical Office

(1)	Preliminary data

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2010 Budget Act

On January 29, 2010, the President signed the 2010 Budget Act. It provides for revenues of PLN 249.0 billion, and expenditures of PLN 301.2 billion.

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated.

	2006	2007	2008	2009(1)	2010(2)
	(PLN millions)
Nominal Revenues
TOTAL REVENUE	197,639.80	236,367.50	253,547.30	277,625.40	249,006.60
Tax Revenue	174,876.00	206,385.20	219,499.40	210,602.00	223,225.00
VAT and other Indirect taxes	127,412.40	146,482.10	153,677.70	151,741.00	160,840.00
Corporate Income Tax	19,337.50	24,540.20	27,159.70	24,000.30	26,300.00
Personal Income Tax	28,125.30	35,358.50	38,658.50	34,860.00	36,085.00
Non-tax Revenue	20,779.10	22,448.30	19,308.90	25,260.00	22,411.20
Dividends	4,045.20	3,622.50	3,319.80	7,655.90	4,223.50
Transfers from the NBP	1,158.00	2,478.30	-	-	-
Custom Duties	1,385.90	1,747.60	1,728.80	1,837.00	1,804.00
Payments, fines, interest and other nontax revenue					13,656.30
Revenue of Budgetary Units	11,176.10	11,795.30	11,091.90	9,568.30	-
Other Non-tax Revenue	2,288.90	2,470.80	2,869.70	3,296.80	-
Restructuring fee	-	-	-	-	-
Foreign Revenue	725.00	333.80	298.70	200.00	-
Contributions to State budget from EU	1,984.70	-	-	-	-
Revenue from EU and other non-returnable means	-	7,534.10	14,739.00	41,763.50	3,370.40
GDP	1,060,031.00	1,176,737.00	1,272,8380.00	1,322,322.00	1,350,190.00
Revenues as a percentage of GDP
TOTAL REVENUE	18.60	20.10	19.90	21.00	18.40
Tax Revenue	16.50	17.50	17.20	15.90	16.50
VAT and other Indirect taxes	12.00	12.40	12.10	11.50	11.90
Corporate Income Tax	1.80	2.10	2.10	1.80	1.90
Personal Income Tax	2.70	3.00	3.00	2.60	2.70
Non-tax Revenue	2.00	1.90	1.50	1.90	1.70
Dividends	0.40	0.30	0.30	0.60	0.30
Transfers from the NBP	0.10	0.20	-	-	-
Custom Duties	0.10	0.10	0.10	0.10	0.10
Payments, fines, interest and other nontax revenue					1.00
Revenue of Budgetary Units	1.10	1.00	0.90	0.70	-
Other Non-tax Revenue	0.20	0.20	0.20	0.20	-
Restructuring fee	-	-	-	-	-
Foreign Revenue	0.10	-	-	0.00	-
Contributions to state budget from EU	0.20	-	-	-	-
Revenue from EU and other non-returnable means	-	0.60	1.20	3.20	0.20

Source: Ministry of Finance

(1)	Preliminary execution from 2010 Budget Act
(2)	2010 Budget Act, without EU resources budget

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2006	2007	2008		2009(4)	2010(5)
	(PLN millions)
Total State Budget Expenditures	222,703.00	252,324.00	277,894.00		300,098.00	301,198.00
of which
Subsidies(1)	2,036.00	1,951.00	2,832.00		2,850.00	3,260.00
Foreign Debt Service	4,479.00	4,890.00	5,122.00		6,180.00	8,277.00
Social Insurance	50,333.00	54,225.00	64,037.00		64,000.00	72,156.00
Current Expenditures of the Budget Sphere	86,114.00	89,229.00	96,399.00		94,060.00	97,708.00
Settlements with Banks, Domestic Debt Service and Guaranties	24,296.00	23,802.00	19,995.00		24,461.00	26,592.00
Capital Expenditures(2)	11,066.00	13,260.00	14,920.00		13,946.00	16,080.00
Subsidies to Local Authorities(3)	34,540.00	36,756.00	40,460.00		45,320.00	47,185.00
EU own resources	9,839.00	10,629.00	12,213.00		12,374.00	14,095.00
Financing EU cofinanced projects(6)	-	17,582.00	21,916.00		36,907.00	-
Co-financing EU projects(6)	-	-	-		-	15,868.00
Expenditures as a percentage of GDP
Total State Budget Expenditures	21.00	21.4.00	21.80		22.70	22.30
of which
Subsidies(1)	0.20	0.20	0.20		0.20	0.20
Foreign Debt Service	0.40	0.40	0.40		0.50	0.60
Social Insurance	4.70	4.60	5.00		4.80	5.30
Current Expenditures of the Budget Sphere	8.10	7.60	7.60	(7)	7.10	7.20
Settlements with Banks, Domestic Debt Service and Guaranties	2.30	2.00	1.60		1.80	2.00
Capital Expenditures(2)	1.00	1.10	1.20		1.10	1.20
Subsidies to Local Authorities(3)	3.30	3.10	3.20		3.40	3.50
EU own resources(6)	0.90	0.90	1.00		0.90	1.00
Financing EU cofinanced projects(6)	-	1.50	1.70		2.80	-
Co-financing EU projects	-	-	-		-	1.20
GDP (PLN millions)	1,060,031.00	1,176,737.00	1,272,838.00		1,322,322.00	1,350,190.00

Source: Ministry of Finance

(1)	Subsidies to enterprises
(2)	Capital expenditures include investments and equity contributions
(3)	General subventions to local governments
(4)	The 2009 amended Budget Act
(5)	The 2010 Budget Act
(6)	Under the terms of the Public Finance Act, enacted on January 1, 2010, the “Financing EU cofinanced projects” line item is no longer included in the state budget, which instead refers to “Co-financing EU projects”. Because of methodological differences in the calculation of these two line items, they cannot be consolidated for purposes of comparing expenditures before and after enactment of the Public Finance Act.
(7)	From 2008, information regarding “Settlements with Banks” is included in “Current Expenditures of the Budget Sphere”.

Financing the State Budget Deficit

The budget deficit for 2009 amounted to PLN 23.8 billion, while net borrowing requirements amounted to PLN 57.8 billion and gross borrowing requirements amounted to PLN 164.3 billion. Borrowing requirements are financed mainly in the domestic market and the issuance of debt in foreign currencies is used mainly for refinancing. However, Poland’s debt management strategy allows for the flexibility to increase financing from foreign sources, depending on market conditions (as was done in 2009). The instruments used in the domestic market are dependent on the market situation. Net financing from the domestic market in 2009 was obtained exclusively through the sale of Treasury bonds, in particular two-year zero-coupon bonds and five-year fixed bonds, which accommodated a decrease in financing obtained through the sale of T-bills. The share of long-term bonds (with maturity ranging from ten to twenty years) was smaller than in 2008, as a result of the uncertain and volatile global financial market. Financing from the domestic market was derived from banks, pension funds, mutual funds, and insurance companies. Foreign financing was derived mainly from the sale of medium and long term Treasury bonds denominated in Euros and U.S. Dollars, as well as in Swiss Franc and Japanese Yen. Some funding was also obtained through loans from international financial institutions, namely the World Bank and the EIB.

The budget deficit for 2010 was initially projected at around PLN 52.2 billion, but forecasts in the second quarter of the year indicate that it is expected to end up lower than projected. A lower budget deficit will decrease net and gross borrowing requirements, which were originally projected to be PLN 82.4 billion and PLN 196.8 billion, respectively, for 2010. It is expected that the structure of financing in 2010 will be similar to 2009, with most funding coming from the domestic market, with two-year zero-coupon bonds and five-year fixed rate bonds making up the bulk of domestic financing, and a reduction of T-bills financing as seen in 2009. In contrast to 2009, the long-term debt financing is expected to increase, with potentially improved market conditions in 2010. Foreign financing will be derived chiefly from the sale of medium and long term Treasury bonds, mainly Euro and U.S. Dollar-denominated. Additional funding is also expected from international financial institutions, including the World Bank and the EIB.

During the first four months of 2010, the State Treasury raised approximately 47 percent of the financing estimated to be needed during the year, mainly through bond issuances in the domestic and foreign markets. The structure of Treasury securities offered in the domestic market was dominated by T-bonds (comprising 76% of the total amount sold). Indebtedness in T-bonds increased by PLN 25.3 billion, whereas indebtedness in T-bills decreased by PLN 2.3 billion. Issuances in foreign markets amounted to EUR 4.25 billion and CHF 475 million.

Revenues

The principal source of State budgetary revenues is taxation. The principal taxes in the Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU Member States, provisions regarding the taxation of dividends were changed with effect from January 1, 2007. Currently dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU Member State, an EEA Member State or to Switzerland and provided certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. From July 1, 2013, interest and royalties will be exempt from income tax, provided that the amounts are received by a company located in an EU Member State (other than Poland) or Switzerland. Certain other requirements must be satisfied as well, particularly interest and royalties are paid by the Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in another EU Member State. However, during the transitional period from July 1, 2009 until June 30, 2013 the rate of income tax on interest and royalties is fixed at 5.0 percent.

Personal Income Tax

For the 2010 fiscal year, personal income tax is levied on personal income at progressive tax rates of 18.0 percent with respect to the initial PLN 85,528 earned and 32.0 percent thereafter. Taxpayers who run a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases those taxpayers can choose to pay income tax on a lump sum basis. Income from selling securities and other financial instruments is subject to a 19.0 percent income tax, which is specified in a separate tax return and send after the end of the tax year.

Value Added Tax

The scope of taxation of VAT levied on the supply of goods and services and other activities in Poland complies with the regulations of the Council Directive on the common system of value added tax. The following rates of VAT are applied: 22 percent (standard rate), 7 percent (reduced rate on, for example, foodstuffs, medicines, new housing structures, passenger transport, housing construction services and restaurants services), 3 percent (reduced rate on, inter alia, unprocessed agricultural products), 0 percent (reduced rate on, inter alia, books and specialist periodicals, export and intra-Community supplies and selected services such as international transport and inward processing). Furthermore, the VAT system provides for exemptions (without the right to deduct the input tax) which apply to some services, such as educational services, health care and welfare services, financial services (with exceptions).

Poland expects to see a VAT increase, commencing in January 2011, of its 3 percent and 0 percent super-reduced rates to either 5 or 7 percent, and a potential increase in its 7 percent reduced rate to the standard 22 percent VAT on the goods and services described above.

Excise Tax

Since May 2004, excise goods have been divided into harmonized goods: energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and into non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect in March 1, 2009. These provisions resulted in various changes to excise rates, including increases in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles. These changes are expected to increase the State’s revenue from excise duty significantly. Excise income in 2009 was approximately PLN 51,900 million. In 2010 it is expected to be PLN 53,070 million. The actual income from excise duty in each year is announced after the first quarter of that year.

Social Security System

Expenditure

A major component of State expenditure is social security payments. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the table under “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The refunds in respect of contributions transferred to open pension funds (OPFs) will be PLN 22.5 billion in 2010, according to the 2010 Budget Act. See “—Pension System Reform”. Transfers to Open Pension Funds amounted to PLN 12.6 billion in 2005, PLN 14.9 billion in 2006, PLN 16.2 billion in 2007, PLN 19.9 billion in 2008 and PLN 21.1 billion in 2009. These transfers are expected to result in long-term savings for the whole economy and a reduction in the budget deficit as a result of the net positive long-term impact on national savings.

Pension System Reform

On January 1, 1999, the “pay as you go” pension system in Poland was replaced with a multi-pillar system. The first pillar is an improved version of the mandatory “pay as you go” system, under which a minimum pension becomes payable from the State budget to those receiving insufficient benefits under the second and third pillars; the second pillar involves private pension funds called open pension funds managed by private institutions; and the third pillar comprises voluntary capitalized funds, such as employee pension schemes and individual pension insurance policies. Since January 1, 1999, participation in the first two pillars has been mandatory for persons below the age of 30. Persons between the ages of 30 and 50 had to decide by the end of 1999 whether they would pay into a private pension scheme or remain in the “pay as you go” scheme. Persons over 50 remained in the “pay as you go” scheme. As at the end of February 2010, there were 14 second pillar pension funds with a membership of more than 14.5 million people accounting for PLN 179.62 billion of net pension fund assets. As of February 26, 2010, Treasury securities and stocks listed on the Warsaw Stock Exchange constituted the majority of total assets held by such funds (accounting for 67.3 and 30.6 percent of total assets held by pension funds, respectively). The investment strategy of pension funds is regulated by law.

Pension reform has been aimed at reducing State budgetary liabilities to the social security system and providing more liquidity in domestic markets as a result of the significant flow of funds into privately managed pension funds. The pension funds are only allowed to invest five percent of their funds in foreign currencies or foreign assets. Thus far, only part of the State-collected pension premiums have been transferred to OPFs. In addition, as the reforms gained public approval, more people than previously expected decided to join the second pillar, which since 2000 has resulted in higher transfers from the State budget.

Health System Reform

Currently, management of the health care system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages. The budget expenditure on health care amounted to PLN 5.2 billion in 2008 and PLN 5.7 billion in 2009. The Government is currently reviewing reform of the health system.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated.

	2005	2006	2007	2008	2009(1)
	(PLN millions)
Social Insurance Fund
Revenues	112,592.00	125,392.00	129,721.00	137,330.00	140,471.00
Transfers from State budget	20,112.00	24,483.00	23,893.00	33,230.00	30,503.00
Transfers to Open Pension Funds	12,575.00	14,920.00	16,219.00	19,911.00	21,086.00
Expenditure	111,169.00	119,763.00	123,755.00	136,133.00	153,438.00
Pension Fund
Revenues	15,887.00	16,205.00	15,942.00	16,185.00	17,064.00
Transfers from State budget	14,710.00	14,933.00	14,681.00	14,868.00	15,705.00
Expenditure	16,035.00	16,039.00	15,460.00	16,794.00	17,046.00
Labor Fund
Revenues	6,794.00	7,512.00	8,386.00	9,110.00	10,326.40
Budget Transfers	253.00	268.00	287.00	322.00	352.00
Expenditure	5,587.00	5,514.00	5,353.00	5,756.00	11,245.00
Health Fund
Revenues	34,258.00	37,577.00	44,020.00	52,810.00	56,463.00
Budget Transfers to National Health Fund, of which:	2,336.00	2,137.00	3,717.00	5,236.00	5,659.00
Health premiums financed by State budget	2,304.00	2,122.00	2,542.00	3,684.00	3,769.00
Funds for execution of commissioned tasks	27.00	4.00	12.00	10.00	1.00
State budget subsidy for healthcare of specific type of beneficiaries	5.00	11.00	17.00	73.00	167.00
State budget subsidy for medical rescue units			1,146.00	1,469.00	1,722.00
Transfers from National Health Fund to State budget	323.00	321.00	80,183.00	-	-
Expenditure	33,534.00	36,709.00	42,257.00	51,658.00	57,203.00

Source: Ministry of Finance

(1)	Preliminary data

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover liabilities of Polish entities. As at December 31, 2009, the amount of such guarantees (including expected interest payments) was PLN 48.9 billion, of which PLN 30.6 billion related to guarantees provided to cover liabilities of Polish entities indebted to foreign entities. For further discussions on State guaranties and sureties, see “—State Treasury’s Contingent Liabilities”.

The following table sets out total public sector debt as at the dates indicated.

	As at December 31,					As at March 31,
	2005	2006	2007	2008	2009	2010
	(PLN millions)
Public finance sector debt	466,591	504,264	527,442	597,764	669,881	688,539
Central Government sector debt	439,334	477,920	500,214	566,883	623,596	646,221
of which
State Treasury debt	438,416	476,552	498,963	565,462	622,390	645,183
Local government sector debt	20,172	23,283	24,483	28,107	39,326	38,736
Social Security sector debt	7,084	5,060	2,745	2,775	6,960	3,582

Source: Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issue and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market regardless of the status of their holder (domestic or foreign) are classified as internal debt and on the basis of the second, all instruments, regardless of the market in which they are issued, are classified as external or internal according to the residence of the holder. In “Total External Debt”, Poland’s gross external debt is classified on the basis of the residence of the creditor. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal debt and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 440.2 billion at the end of 2005 to PLN 664.2 billion at the end of April 2010. This nominal growth came primarily from growth in internal State Treasury debt used to finance budget deficits and to make payments to external creditors.

In 2003, 2006, 2007, 2008 and 2009, Poland repurchased the majority of its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring. See “—External State Treasury Debt”.

The following table sets out categories of the State Treasury’s debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,					April 30,
	2005	2006	2007	2008	2009	2010
	(PLN millions except for percentages)
Internal State Treasury Debt	315,479	352,328	380,409	420,202	462,734	485,667
As a percentage of nominal GDP	32.1%	33.2%	32.3%	32.9%	34.4%	-
External State Treasury Debt	124,689	126,198	121,122	149,744	168,773	178,556
As a percentage of nominal GDP	12.7%	11.9%	10.3%	11.7%	12.6%	-
Total State Treasury Debt	440,167	478,526	501,531	569,946	631,506	664,222
As a percentage of nominal GDP	44.8%	45.1%	42.6%	44.7%	47.0%	-
GDP	983,302	1,060,031	1,176,737	1,275,432.3	1,344,037.4	-

Source: Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector, which is autonomous in contracting liabilities).

Polish regulations aim at restricting the growth of public debt first and foremost by establishing limits on public debt to GDP ratio. The Polish Constitution bans the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, and the Public Finance Act of August 27, 2009 provides for varying sets of restrictions on spending where public debt reaches 50.0, 55.0 and 60.0 percent of GDP in a given year.

Where public debt reaches 50.0 percent in a given year, but does not exceed 55.0 percent, the budget being prepared for the following year may not provide for a deficit that exceeds the deficit of the current year. Where public debt reaches 55.0 percent in a given year, but does not exceed 60.0 percent, the budget being prepared for the following year must provide for a decrease in the ratio of public debt to GDP. Where public debt exceeds 60.0 percent in a given year, the budget being prepared for the following year must not only provide for a decrease in the ratio of public debt to GDP, but there is also a ban on the granting of new sureties and guarantees by the State Treasury. Because, with respect to the restrictions attached to the 55.0 and 60.0 percent thresholds, decreasing the ratio of public debt to GDP in a year where GDP contracts would require a shrinking economy to run a budget surplus, the Council of Ministers has proposed an amendment to the Public Finance Act that would provide, in years where GDP remains constant or decreases, that the budget must be “balanced”, but would not require a surplus. Other reform suggestions include the imposition of a cap on the budget for civil servant salaries (including members of the Sejm and Supreme Court) in years where public debt exceeds 55.0 percent of GDP.

Since accession to the European Union, Poland has also been obliged to observe the Maastricht Criteria, including deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits. Failure to meet the Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro. In May 2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria. Poland was previously under an excessive deficit procedure from 2004 until July 2008.

The objective of the debt management strategy, as stated in the Public Finance Sector Debt Management Strategy for the years 2010-2012 (approved by the Council of Ministers in September 2009), is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risks) and distribution of debt servicing costs over time.

This objective will be pursued through two key strategies:

•

choice of instruments, which entails minimization of cost within the timeframe of longest maturities of debt instruments with a significant share in debt volume, through the choice of markets, debt management instruments, structure and issuance dates; and

•

increasing the efficiency of the Treasury Securities market, which entails aiming to have the spread between Treasury Securities issued by Poland and EU countries with highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organisation or infrastructure of the Treasury Securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements. The domestic market will remain the main source of financing for the State budget borrowing requirements. Foreign markets issuance should primarily:

•	ensure diversification of sources by Poland’s access to the investor base in major financial markets;

•	take into account the foreign currency borrowing requirements, including principal and interest payments on foreign debt;

•	strengthen Poland’s position in the euro market—deemed strategic due to the perspective of full integration under the EMU;

•	utilize an access to attractive financing in international financial institutions;

•	stabilize the domestic market by ensuring safety of financing the State budget borrowing requirements in case of temporary disruptions on the domestic market; and

•

take into account possible buy and sale of foreign currencies in the NBP as an available instrument of managing foreign currency borrowing requirements and utilize foreign currencies to finance borrowing requirements in PLN, while taking into account considerations of monetary policy and financial rationale.

Refinancing Risk

In an attempt to manage refinancing risk, an increase in the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market is aimed at, at a pace dependent on investor demand. The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years. Further, it is intended for the ATM of domestic debt to be at least 4.5 years by 2012. It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt in the period preceding the entry to the euro zone to between 20 and 30 percent and an effective (after swaps) share of the euro, as a future domestic currency, of at least 70 percent. Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the duration of domestic debt between 2.5 and 4 years. Separation of the management of the interest rate and refinancing risks is possible, by using floating rate bonds, inflation-linked bonds and derivatives. It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimization.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions. Use of foreign currencies and financial assets of state treasury in managing domestic currency liquidity needs is possible.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness and the use of instruments designed to limit credit risk. Diversification of credit risk is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

Contingent Liabilities

The State Treasury only engages in limited foreign exchange swaps in order to manage its debt servicing costs over time and support short-term liquidity. This includes derivatives related to military financing of US$2 billion, entered into in 2005, which expire in 2015, and short-term swaps which have expired.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 315.5 billion (32.1 percent of GDP) at the end of 2005 to PLN 462.7 billion at the end of 2009 (34.4 percent. of GDP) and to PLN 485.7 billion at the end of April 2010.

The internal public debt comprises three categories:

•

marketable Treasury Securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury Securities dealers, floating rate bonds sold through the national network of Customer Service Outlets, or CSOs, to individuals at prices fixed by the issuer;

•	securities not freely marketable, issued in the past to certain domestic State-owned financial institutions, and other debt; and

•	savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years.

At the end of April 2010, marketable Treasury Securities constituted approximately 98.0 per cent. of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of April 2010, Poland had PLN 178.6 billion (U.S.$60.9 billion) of external State Treasury debt outstanding. Approximately 81.1 percent of this debt is in the form of sovereign bonds issued abroad. Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991) and Brady Bonds (issued as a result of commercial debt restructuring with the London Club in 1994). See “—Defaults”.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated.

	2005	2006	2007	2008	2009	2010(1)
	(US$ millions)
Medium-and Long-Term Loans
Paris Club	7,713	6,164	4,323	1,071	114	101
Multilateral	4,679	5,971	7,455	8,440	11,994	11,031
EIB	2,864	3,905	5,356	6,505	7,314	6,688
The World Bank	1,452	1,653	1,681	1.574	4,346	4,035
EBRD	12	8	3	0	0	0
CEB	351	404	415	361	334	308
Other loans	127	83	77	141	69	61
Total loans	12,519	12,218	11,855	9,652	12,177	11,193
Bonds
Foreign bonds	24,521	30,537	37,345	40,566	46,738	49,440
Brady Bonds	1,193	605	542	341	297	297
Total bonds	25,714	31,142	37,887	40,906	47,035	49,737
Short-Term Debt	0	0	0	0	0	0

Total State Treasury External Debt	38,233	43,360	49,742	50,558	59,212	60,930

Source:	Ministry of Finance

(1)	as at the end of April 2010

The following table presents the currency composition of the State Treasury’s external debt as at April 30, 2010:

	In millions of original currency	Equivalent in US$ millions	%
EUR	32,605.4	43,414.6	71.25%
US$	7,997.5	7,997.5	13.13%
Japanese yen	393,696.9	4,169.5	6.84
Swiss francs	5,100.0	4,737.7	7.77%
Canadian dollars	400.0	614.8	1.01%

Total		60,930.1	100.00

Source: Ministry of Finance

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury for the years indicated.

	2005	2006	2007	2008	2009
	(PLN thousands)
Domestic sureties and guarantees	13,380,922.80	11,850,728.00	9,819,550.60	8,644,868.20	18,306,617.40
Foreign guarantees	18,261,642.00	20,404,407.60	21,667,154.60	22,895,388.40	30,580,332.70
Total State Treasury’s contingent liabilities	31,642,564.80	32,255,135.60	31,486,705.20	31,540,256.60	48,886,950.10

Source:	Ministry of Finance

The projected pay-outs resulting from the issued guarantees, i.e., risk weighted contingent liabilities, as of December 31, 2009 amounted to PLN 7,214 million out of which PLN 2,980 million relates to domestic sureties and guarantees and PLN 4,234 million relates to foreign guarantees. Domestic sureties and guarantees include State Treasury guarantees for bonds issued by the BGK in connection with the National Road Fund (see “The Economy—Infrastructure”); such BGK bonds issued in 2009 had a face value of PLN 7,850 million, with a State Treasury guarantee (face value plus interest) of PLN 11,446 million.

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated. The data contained in the table does not assume any refinancing of the existing debt.

	2010(1)	2011	2012	2013	2014	2015	2016	2017	2018 and beyond
	(US$ millions)
PRINCIPAL PAYMENTS	1,985	2,088	4,673	4,992	5,617	3,018	5,416	2,442	30,699
Loans	334	756	560	998	922	544	1,156	446	5,476
Paris Club	12	24	25	27	14	0	0	0	0
Multilateral	316	720	523	959	897	538	1,156	446	5,476
Other	6	12	12	12	12	6	0	0	0
Bonds	1,651	1,332	4,113	3,995	4,695	2,474	4,259	1,996	25,223

Brady Bonds	0	0	0	0	0	0	0	0	297
Foreign bonds	1,651	1,332	4,113	3,995	4,695	2,474	4,259	1,996	24,926

INTEREST PAYMENTS	905	2,485	2,388	2,191	1,951	1,731	1,606	1,430	7,247
Loans	222	326	306	279	245	222	184	158	718
Paris Club	2	3	2	1	0	0	0	0	0
Multilateral	220	322	303	277	245	222	184	158	718
Other	1	2	1	1	0	0	0	0	0
Bonds	683	2,159	2,082	1,912	1,706	1,509	1,422	1,272	6,529
Brady Bonds	6	13	13	13	13	15	15	15	104
Foreign bonds	677	2,147	2,069	1,899	1,693	1,494	1,407	1,257	6,425

TOTAL DEBT SERVICE	2,890	4,573	7,060	7,184	7,568	4,749	7,022	3,873	37,946
Loans	556	1,082	866	1,277	1,168	766	1,340	604	6,195
Paris Club	13	27	27	28	14	0	0	0	0
Multilateral	536	1,042	825	1,237	1,141	760	1,340	604	6,195
Other	7	14	13	13	13	6	0	0	0
Bonds	2,334	3,491	6,195	5,906	6,401	3,983	5,681	3,268	31,752
Brady Bonds	6	13	13	13	13	15	15	15	401
Foreign bonds	2,328	3,478	6,182	5,893	6,388	3,968	5,667	3,253	31,351

Source: Ministry of Finance

(1)	Estimates are based on data available as of April 30, 2010

Defaults

Poland is not currently in default in relation to any of its external creditors.

In 1990, the total external debt of Poland was approximately US$48.5 billion. Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms. During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The interest in arrears varied from US$25.0 million to US$2.2 billion and the principal in arrears varied from US$76.0 million to US$4.1 billion. In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium and long-term official credits granted by Paris Club members before January 1984, amounting to approximately US$33.0 billion. The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and US$6.2 billion in total principal owed to Paris Club creditors was forgiven in connection with the agreement. In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of €12.3 billion (approximately US$16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation. As at January 2010, the only remaining Paris Club debt is that which is owed to Japan (approximately US$117.2 million) and this debt is currently expected to be completely repaid in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest. This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges. Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds. Between 2006 and 2009, the Ministry of Finance repurchased approximately US$850.0 million in principal amount of Brady Bonds (US$588.0 million in 2006, US$63.0 million in 2007, US$201.0 million in 2008 and US$43.5 million in 2009). As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately US$8.0 billion at the end of 1994 to approximately US$0.3 billion as at April 30, 2010.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as at the dates indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

The NBP compiles data on external debt, which it defines as the amount, at any given time, of disbursed and outstanding contractual liabilities of residents of a country to non-residents to repay principal, with or without interest, or to pay interest, with or without principal. The definition refers to gross debt, i.e., it comprises external liabilities without regard to external assets. The term “contractual liabilities to repay principal or to repay interest” excludes equity participations. The term “principal with or without interest” means that external debt also includes non-interest-bearing liabilities since they result in a contractual obligation to repay. The term “interest and with or without principal” means that the external debt includes liabilities with no maturity, and the term “disbursed and outstanding” excludes potential liabilities, i.e., undisbursed portions of existing loans.

The following table shows Poland’s external debt by obligor as at the dates indicated.

	2005	2006	2007	2008	2009
	(US$ millions)
Monetary authorities	1,977.00	1,228.00	8,279.00	2,409.00	5,375.00
Other investment	1,977.00	1,228.00	8,279.00	2,409.00	5,375.00
Loans		-	-	-	-
Currency and deposits	1,973.00	1,227.00	8,278.00	2,409.00	3,295.00
Other liabilities	4.00	1.00	1.00	-	2,080.00
Central and local government(1)	58,840.00	67,777.00	79,180.00	67,708.00	87.754.00
Debt securities(2), (3)	45,600.00	54,647.00	66,099.00	56,667.00	73.623.00
Bonds and notes	45,516.00	54,644.00	66,093.00	56,457.00	72.479.00
Money-market instruments	84.00	3.00	6.00	210.00	1,144.00
Other investment	13,240.00	13,130.00	13,081.00	11,041.00	14,131.00
Loans	13,240.00	13,130.00	13,081.00	11,041.00	14,131.00
Other liabilities	-	-	-	-	-
Banks	15,026.00	23,370.00	40,161.00	60,043.00	61,837.00
Loans from direct investors (Intercompany loans)	388.00	471.00	1,102.00	1,423.00	1,842.00
Debt securities	2,394.00	3,648.00	1,706.00	1,291.00	1,164.00
Bonds and notes	2,303.00	3,545.00	1,569.00	1,191.00	1,150.00
Money-market instruments	91.00	103.00	137.00	100.00	14.00
Other investment	12,244.00	19,251.00	37,353.00	57,329.00	58,831.00
Loans	6,771.00	11,431.00	20,817.00	31,149.00	30,733.00
Currency and deposits(4)	5,473.00	7,820.00	16,536.00	26,180.00	28,052.46
Other liabilities	-	-	-	-	-
Other sectors	57,084.00	77,261.00	106,432.00	113,317.00	124.562.00
Loans from direct investors (Intercompany loans)	22,574.00	34,132.00	46,958.00	47,543.00	53,379.00
Trade credits	6,767.00	8,938.00	13,332.00	12,364.00	12,870.00
Loans	15,807.00	25,194.00	33,626.00	35,179.00	40,509.00
Debt securities	4,706.00	3,610.00	4,842.00	4,595.00	5,432.00
Bonds and notes	4,545.00	3,580.00	4,464.00	4,209.00	5,318.00
Money-market instruments	161.00	30.00	378.00	386.00	114.00
Other investment	29,804.00	39,519.00	54,632.00	61,179.00	65,751.00
Trade credits	9,967.00	12,774.00	16,629.00	15,668.00	15,860.00
Loans	18,874.00	25,202 00	36,219.00	43,212.00	47,152.00
Other liabilities	963.00	1,543.00	1,784.00	2,299.00	2,739.00
TOTAL EXTERNAL DEBT	132,927.00	169,636.00	234,052.00	243,477.00	279,528.00
Of which:
- long-term	105,868.00	135,076.00	173,183.00	178,400.00	210,485.00
- short-term(4)	27,059.00	34,560.00	60,869.00	65,077.00	69,043.00

Source: NBP

(1)	Since 1999, data has been adjusted to include external debt of local government.
(2)	Since 1999, this relates to securities issued on the domestic market (Treasury bonds and Treasury bills)—according to Ministry of Finance information “State Treasury debt”.
(3)	Securities held by Polish residents were deducted from the amounts of securities issued on international markets (Brady Bonds and Eurobonds).
(4)	Since information on the breakdown by maturity on trade credits (up to the end of 2002), and currency and deposits is not available, the total amount was included into short-term debt.

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF. As at February 28, 2010, Poland’s liabilities to multilateral financial institutions amounted to US$11.3 billion and accounted for 18.6 percent of the State Treasury’s total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors. As at January 31, 2010, the World Bank had authorized a total of US$8 billion in loans to Poland, approximately US$7.7 billion of which had already been disbursed. The amount of US$229 million remains to be disbursed. Those amounts apply to both governmental and commercial loans guaranteed by the Polish State Treasury. On June 23, 2010, Poland signed a loan agreement with the International Bank for Reconstruction and Development (IBRD) in the amount of €1.0 billion. The IBRD loan is intended to help support entrepreneurship and human capital development, and Poland intends to draw-down the full amount in a single tranche.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990. In May 2004, Poland joined the European Union (EU) and thus became a full member of the Bank.

The main areas of EIB’s operations in Poland comprise transport, power and energy, health, education and telecommunications sectors. In addition, the EIB provides commercial based loans to private enterprises and municipalities as well as global loans for financial intermediaries, which support SME’s sector.

As of April 30, 2010, the EIB committed €23.7 billion to Polish borrowers, of which €16.3 billion had already been disbursed.

The current EIB’s exposure to Polish borrowers amounts to €13.5 billion.

European Bank for Reconstruction and Development

As at February 28, 2010, the EBRD had committed €4,212 million to Polish borrowers, of which €679 million had been committed to the public sector and €3,533 million to the private sector.

International Monetary Fund

Poland is a member of the IMF’s Special Data Dissemination System and provides to the public information about its practices and standards in disseminating economic and financial data. Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle and makes unscheduled staff visits.

In 1999, Poland was invited to participate in a financial transactions plan with the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on a quota that is determined by the IMF as the upper limit of its obligation to make resources available to the IMF for its financial transactions.

On May 6, 2009, the Executive Board of the IMF approved a one-year credit line of the IMF’s special drawing rights, or SDRs, for SDR 13.7 billion (approximately US$20.5 billion), for Poland under the IMF’s Flexible Credit Line, or FCL. The FCL is designed to provide assistance to countries with sound economic fundamentals and a solid record of timely and effective policy adjustments that have been negatively affected by the global financial crisis. This credit line represented 1,000 percent of Poland’s quota with the IMF. Poland did not draw upon its FCL in 2009, and, following expiration of the FCL in May 2010, Poland successfully applied for a one-year successor arrangement for the same amount, which was granted by the IMF on July 2, 2010. Poland intends to treat this credit line as a precautionary measure and currently has no intention to draw on the facility. Prior to this credit line, Poland’s most recent financial arrangement with the IMF, a SDR 333.3 million Stand-By Arrangement, was approved in 1994 and repaid in 1995.

International Development Association

Since 1988, Poland has been a member and contributor to the International Development Association, or IDA, which grants preferential long-term loans to the world’s poorest countries. As at May 1 2010, Poland’s contribution to the IDA amounted to 26.78 million of the IMF’s special drawing rights, or SDRs, of which 21.80 million SDRs have already been paid in. Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 31.6 million (through 2044), of which two installments of PLN 1.8 million have already been paid in.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or NIB, it has access to the NIB’s resources. As at February 28, 2010, the NIB’s credits in Poland amounted to approximately €436.9 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998. As at February 28, 2010, loans for Poland approved by CEB amounted to €2,134 million, of which €1,169.7 million have been disbursed. The total value of loans extended to the Government of the Republic of Poland in the form of signed projects as at February 28, 2010 amounted to approximately €517.4 million, of which €324.3 million has been disbursed.

Major International Treaties

Since May 1, 2004, Poland has been a member of the EU and conducts its common trade policy in accordance with the rules of the EU Treaty. As a result, Poland has withdrawn from most of the free trade and economic cooperation agreements which had been concluded over the previous 50 years. An additional agreement to the Trade and Economic Relations Treaty, dated March 21, 1990, was signed between Poland and the United States of America on April 16, 2004 in order to align the Treaty to the rules of the EU. However, the Trade and Navigation Treaty, signed with Japan on November 16, 1978, is still in force.

Poland is a party to 59 agreements regulating mutual investment support and protection. Poland has also signed tax treaties with approximately 80 countries.

The Accession Treaty remains the most important treaty regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:

•	the principal amount of the Securities;

•	the price of the Securities;

•	the stated maturity date on which the State Treasury must repay the Securities;

•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•	the currency in which the State Treasury may pay the Securities and any interest; and

•	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and rateably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)	any Security Interest which secures Poland’s US$178.52 million Collateralized Par Bonds due 2024 and US$118.49 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)	any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)	any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over–the–counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

•

a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•

a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•

a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

(a)	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

(b)	the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series. Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

“Extraordinary Resolution” means:

in relation to any Reserved Matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

in relation to any other matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Reserved Matter” means any proposal to:

•	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•	reduce the principal amount of the Securities;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•

modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)	if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•	change the currency in which any amount in respect of the Securities is payable;

•

shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•	change the definition of “outstanding” with respect to the Securities;

•	change the governing law of the Securities;

•

change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•

reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•	change the obligation of the State Treasury to pay additional amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•	adding to the covenants of the State Treasury;

•	surrendering any right or power conferred upon the State Treasury;

•	securing the Securities of that series;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•

amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The Depository Trust Company, New York, or DTC and/or one or more depositories named in the prospectus supplement, such as Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, sociéte anonyme, or Clearstream. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depository or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depository or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depository. The State Treasury expects that the depository or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depository or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•	will not be entitled to have the Securities represented by such Global Security registered in their names;

•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depository or its nominee, as the holder of the Global Security, would be entitled to take, the depository would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•	by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

•	by such depository or any such nominee to another depository for such Securities or its nominee or to a successor of the depository or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•

the depository, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;

•	an Event of Default has occurred and is continuing; or

•	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depository shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten year limitation period on claims for principal and a three year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The

State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1975, or the Immunities Act, may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by Allen & Overy, A. Pędzivch sp. k., Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments unless any of the circumstances set forth in Article 1146§1, Points 1 to 4 of the Polish Code of Civil Procedure have occurred. The circumstances referred to above are: (i) the matter has not been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered; (ii) the subject matter of the judgment falls under the exclusive jurisdiction of Polish courts; (iii) the letter initiating the proceedings was not properly delivered within a time to allow the defendant to submit a defence; provided, however, that the defendant was not engaged in the essence of the dispute; (iv) the party was denied the right to defend; (v) the matter concerning the same claim between the same parties has been brought before a Polish court earlier than the foreign court; (vi) the judgment is in contravention of an earlier issued final judgment of a Polish court, or an earlier issued final judgment by a court of a foreign country meeting the requirements to be recognized in the Republic of Poland or issued in a matter concerning the same claim between the same parties; (vii) the recognition of the judgment would be inconsistent with the basic principles of Poland’s legal order. Subject to the above, if the conditions set forth herein are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. In addition, the Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

TAXATION

The following discussion summarizes certain Polish and U.S. federal income tax considerations that may be relevant to you if you invest in the Securities. This summary is based on laws, regulations, rulings and decisions now in effect, any of which may change. Any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding the Securities, including the relevance to your particular situation, as well as state, local or other tax laws.

Polish Tax Considerations

Under Art. 21(1)(130) of the Personal Income Tax Act, dated July 26, 1991, interest on the Securities and income from the sale of the Securities received by individuals who are not tax residents in the Republic of Poland (i.e., who, in principle, do not have their center of affairs and do not stay longer than 183 days in Poland) are exempt from personal income tax.

Under Art. 17(1)(50) of the Corporate Income Tax Act, dated February 15, 1992, interest on the Securities and income from the sale of the Securities received by entities which are not tax residents in the Republic of Poland (i.e., which, in principle, do not have their seat and which do not have their management office in Poland) are exempt from corporate income tax.

Therefore, if you are an individual or an entity that is not a tax resident in the Republic of Poland, there will be no income tax or withholding tax on principal and interest on the Securities or on any income obtained from a sale or exchange of the Securities.

Under Art. 9(7) of the Civil Law Activities Tax Act, dated September 9, 2000, a sale of treasury bonds and bills is exempt from civil law activities tax. Therefore, no Polish civil law activities tax should apply to a sale of the Securities.

European Union Directive on the Taxation of Savings Income

The European Union has adopted a Directive (2003/48/EC) regarding the taxation of savings income. From July 1, 2005, Member States have been required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual resident in another Member State except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise). A number of non-EU countries and territories (referred to in that Directive) have adopted equivalent measures from the same date.

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) acquiring, holding and disposing of the Securities. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax considerations described in this summary.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold the Securities through pass-through entities; (viii) holders that are not U.S. Holders; (ix) investors that hold the Securities as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (x) investors that have a functional currency other than the U.S. Dollar and (xi) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary addresses only the U.S. federal income tax considerations for initial purchasers of the Securities at their original issuance and assumes that investors will hold the Securities as capital assets (generally, property held for investment). The State Treasury intends to treat Securities issued under this Prospectus as debt.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Securities that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the laws of, the United States or any state thereof, including the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Payments of Interest

General

It is anticipated, and the following discussion assumes, that the Securities will not be issued with original issue discount, or OID, for U.S. federal income tax purposes. However, the Securities may be issued with “de minimis OID.” A Security has de minimis OID if its issue price is less than 0.25 per cent. of the Security’s principal amount multiplied by the number of complete years to its maturity. Under a special rule, de minimis OID is disregarded and not treated as OID for U.S. federal income tax purposes.

Interest on a Security, including the payment of any Additional Amounts, will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s method of accounting for tax purposes. Interest paid by the State Treasury on the Securities will generally constitute income from sources outside the United States. For U.S. foreign tax credit limitation purposes, interest on the Securities generally will constitute passive category income or, in the case of certain U.S. Holders, general category income.

A U.S. Holder must include any de minimis OID in income as the stated principal payment is made on the Securities, unless the U.S. Holder makes the election described below to treat all interest as OID. A U.S. Holder may elect to include in gross income all interest and discount (including de minimis OID) that accrues on a security as OID and accrue such amounts under a constant yield method applicable to OID. If a U.S. Holder makes this election for a Security, the election will generally apply only to the Security with respect to which it is made and may not be revoked without the consent of the Internal Revenue Service, or IRS.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the outstanding Securities, create and issue additional debt securities with identical terms and ranking pari passu with the Securities in all respects. We may consolidate such additional debt securities with the outstanding Securities to form a single series. We may offer additional debt securities with OID for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue may not be able to differentiate between debt securities sold as part of the further issue and previously issued Securities. If we were to issue additional debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID than they would have otherwise accrued) with respect to their debt securities. This may affect the price of outstanding Securities following a further issuance. We urge U.S. Holders to consult with their tax advisers with respect to the implications of any further decision by us to undertake a further issuance of debt securities with OID.

Effect of Polish Withholding Taxes

Under current law payments of interest and OID on the Securities to non-Polish investors may become subject to Polish withholding taxes. The State Treasury may become liable for the payment of Additional Amounts to U.S. Holders (see “Description of the Securities—Payment of Additional Amounts”) so that U.S. Holders receive the same amounts they would have received had no Polish withholding taxes been imposed. For U.S. federal income tax purposes, U.S. Holders would be treated as having received the amount of Polish taxes withheld by the State Treasury with respect to a Security, and as then having paid over the withheld taxes to the Polish tax authorities. As a result of this rule, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest or OID may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the State Treasury with respect to the payment.

Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a reduction in computing its U.S. federal taxable income, for Polish income taxes withheld by the Issuer. Since a U.S. Holder may be required to include OID on the Securities in its gross income in advance of any withholding of Polish income taxes from payments attributable to the OID (which would generally occur when the Security is repaid or redeemed), a U.S. Holder may not be entitled to a credit or deduction for these Polish income taxes in the year the OID is included in the U.S. Holder’s gross income, and may be limited in its ability to credit or deduct in full the Polish taxes in the year those taxes are withheld by the Issuer. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these Polish taxes.

Sale or Other Disposition of Securities

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of a Security equal to the difference between the amount realized on the sale or other disposition and the tax basis of the Security. A U.S. Holder’s tax basis in a Security will generally be its cost, increased by the amount of any OID included in the U.S. Holder’s income with respect to the Security and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder’s income with respect to the Security. Except to the extent attributable to accrued but unpaid interest (which will be taxable as such), gain or loss recognized on the sale or other disposition of a Security will be capital gain or loss and will generally be treated as from U.S. sources. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to capital gains is currently lower than the maximum marginal rate applicable to ordinary income if the Securities are held for more than one year. The deductibility of capital losses is subject to significant limitations.

Backup Withholding and Information Reporting

In general, payments of principal, interest and accrued OID on, and the proceeds of a sale, redemption or other disposition of, the Securities, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding will apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise to comply with the applicable backup withholding requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability as long as the holder provides the required information to the IRS.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the IRS certain information with respect to his or her interest in the Securities. This new law imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices which the State Treasury may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by Allen & Overy LLP, One Bishops Square, London E1 6 AD, United Kingdom, U.S. counsel for the State Treasury, and, as to Polish law, by Allen & Overy, A. Pędzich sp. k., Rondo ONZ 1, 34 floor, 00-124 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus, or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

State Treasury Internal Debt

Non-Marketable Treasury bonds with a maturity at issuance of more than one year

As at April 30, 2010

Issue	Issue Date	Final Maturity Date	Principal Amount			Interest Rate
			Issued	Outstanding
			(PLN millions)
Bonds allocated to increasing the capital of BGZ S.A.	09/23/96	24/09/11	600.00	159.50	(1)	Floating

Source: Ministry of Finance

(1)	Payable in semi-annual installments over the life of the issue.

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As at April 30, 2010

Series short Name	Issuance date	Maturity date	ISIN code	Principal amount (PLN)		Interest rate (%)
				Issued	Outstanding
WZ0911	01/24/2004	09/24/2011	PL0000103305	19,670,359,000	19,670,359,000	Floating
WZ0118	02/16/2007	01/25/2018	PL0000104717	27,271,643,000	26,971,643,000	Floating
WZ0121	03/19/2010	01/25/2021	PL0000106068	3,600,000,000	3,600,000,000	Floating
Total				50,542,002,000	50,242,002,000

DZ0811	08/18/2001	08/18/2011	PL0000102224	1,285,500,000	1,285,500,000	Floating
DZ1111	11/28/2003	11/24/2011	PL0000103222	5,948,654,000	5,948,654,000	Floating
Total				7,234,154,000	7,234,154,000

PP1013	03/17/2004	10/24/2013	PL0000103370	750,000,000	750,000,000	Floating

OK0710	01/04/2008	07/25/2010	PL0000105078	8,059,535,000	6,469,705,000	0.000
OK0711	12/12/2008	07/25/2011	PL0000105524	19,615,229,000	19,615,229,000	0.000
OK0112	06/05/2009	01/25/2012	PL0000105730	24,406,236,000	24,406,236,000	0.000
OK0712	11/13/2009	07/25/2012	PL0000105912	26,508,920,000	26,508,920,000	0.000
OK1012	04/09/2010	10/25/2012	PL0000106100	3,219,000,000	3,219,000,000	0.000
Total				81,808,920,000	80,219,090,000

PS0511	03/24/2006	05/24/2011	PL0000104287	23,617,669,000	23,617,669,000	4,250
PS0412	01/19/2007	04,05,2012	PL0000104659	27,469,388,000	27,469,388,000	4,750
PS0413	11/23/2007	04/25/2013	PL0000105037	21,860,011,000	21,860,011,000	5,250
PS0414	10/03/2008	04/25/2014	PL0000105433	29,570,737,000	29,570,737,000	5,750
PS0415	12/04/2009	04/25/2015	PL0000105953	15,691,601,000	15,691,601,000	5,500
Total				118,209,406,000	118,209,406,000

DS1110	11/24/2000	11/24/2010	PL0000101937	27,862,213,000	23,573,680,000	6,000
DS1013	10/24/2002	10/24/2013	PL0000102836	23,369,738,000	23,369,738,000	5,000
DS1015	10/24/2004	10/24/2015	PL0000103602	27,084,881,000	27,084,881,000	6,250
DS1017	10/25/2006	10/25/2017	PL0000104543	26,350,902,000	26,350,902,000	5,250
DS1019	10/25/2008	10/25/2019	PL0000105441	25,869,525,000	25,869,525,000	5.500
DS1020	04/16/2010	10/25/2020	PL0000106126	3,600,000,000	3,600,000,000	5.250
Total				134,137,259,000	129,848,726,000

WS0922	04/22/2002	09/23/2022	PL0000102646	25,246,404,000	25,246,404,000	5,750
WS0429	09/12/2008	04/25/2029	PL0000105391	4,683,101,000	4,683,101,000	5,750
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000	1,387,200,000	5,000
Total				31,316,705,000	31,316,705,000

IZ0816*	08/24/2004	08/24/2016	PL0000103529	9,937,860,000	9,117,860,000	3,000
IZ0823*	08/25/2008	08/25/2023	PL0000105359	451,500,000	451,500,000	2.750
Total				10,389,360,000	9,569,360,000

Source: Ministry of Finance

(*)	Issued and outstanding amounts in case of IZ series are presented in initial face value

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at April 30, 2010

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
TZ0510	5/2/2007	5/2/2010	500.00	47.46	Floating

TZ0810	8/1/2007	8/1/2010	500.00	92.22	Floating

TZ1110	11/2/2007	11/2/2010	500.00	131.42	Floating

TZ0211	2/1/2008	2/1/2011	500.00	153.34	Floating

TZ0511	5/2/2008	5/2/2011	500.00	136.26	Floating

TZ0811	8/1/2008	8/1/2011	500.00	297.04	Floating

TZ1111	11/2/2008	11/2/2011	500.00	159.83	Floating

TZ0212	2/1/2009	2/1/2012	500.00	65.21	Floating

TZ0512	5/2/2009	5/2/2012	500.00	34.50	Floating

TZ0812	8/1/2009	8/1/2012	500.00	34.62	Floating

TZ1112	11/2/2009	11/2/2012	500.00	34.25	Floating

TZ0213	2/1/2010	2/1/2013	500.00	26.69	Floating

TOTAL			6,000.00	1,212.83

COI0510	5/1/2006	4 years from date of purchase	100	10.46	Floating

COI0610	6/1/2006	4 years from date of purchase	100	8.88	Floating

COI0710	7/1/2006	4 years from date of purchase	100	11.15	Floating

COI0810	8/1/2006	4 years from date of purchase	100	13.69	Floating

COI0910	9/1/2006	4 years from date of purchase	100	12.95	Floating

COI1010	10/1/2006	4 years from date of purchase	100	9.64	Floating

COI1110	11/1/2006	4 years from date of purchase	100	17.94	Floating

COI1210	12/1/2006	4 years from date of purchase	100	6.45	Floating

COI0111	1/1/2007	4 years from date of purchase	100	7.28	Floating

COI0211	2/1/2007	4 years from date of purchase	100	5.02	Floating

COI0311	3/1/2007	4 years from date of purchase	100	6.18	Floating

COI0411	4/1/2007	4 years from date of purchase	100	2.63	Floating

COI0511	5/1/2007	4 years from date of purchase	100	4.80	Floating

COI0611	6/1/2007	4 years from date of purchase	100	4.64	Floating

COI0711	7/1/2007	4 years from date of purchase	100	8.75	Floating

COI0811	8/1/2007	4 years from date of purchase	100	16.29	Floating

COI0911	9/1/2007	4 years from date of purchase	100	11.76	Floating

COI1011	10/1/2007	4 years from date of purchase	100	9.84	Floating

COI1111	11/1/2007	4 years from date of purchase	100	14.78	Floating

COI1211	12/1/2007	4 years from date of purchase	100	33.74	Floating

COI0112	1/1/2008	4 years from date of purchase	100	90.14	Floating

COI0212	2/1/2008	4 years from date of purchase	200	32.14	Floating

COI0312	3/1/2008	4 years from date of purchase	200	30.28	Floating

COI0412	4/1/2008	4 years from date of purchase	200	63.72	Floating

COI0512	5/1/2008	4 years from date of purchase	200	29.26	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
COI0612	6/1/2008	4 years from date of purchase	200	35.13	Floating

COI0712	7/1/2008	4 years from date of purchase	200	80.71	Floating

COI0812	8/1/2008	4 years from date of purchase	200	70.85	Floating

COI0912	9/1/2008	4 years from date of purchase	200	66.77	Floating

COI1012	10/1/2008	4 years from date of purchase	200	106.35	Floating

COI1112	11/1/2008	4 years from date of purchase	500	60.56	Floating

COI1212	12/1/2008	4 years from date of purchase	500	48.05	Floating

COI0113	1/1/2009	4 years from date of purchase	500	22.76	Floating

COI0213	2/1/2009	4 years from date of purchase	500	23.55	Floating

COI0313	3/1/2009	4 years from date of purchase	500	63.81	Floating

COI0413	4/1/2009	4 years from date of purchase	500	43.37	Floating

COI0513	5/2/2009	4 years from date of purchase	500	50.47	Floating

COI0613	6/1/2009	4 years from date of purchase	500	60.29	Floating

COI0713	7/1/2009	4 years from date of purchase	500	38.70	Floating

COI0813	8/1/2009	4 years from date of purchase	500	24.57	Floating

COI0913	9/1/2009	4 years from date of purchase	500	40.96	Floating

COI1013	10/1/2009	4 years from date of purchase	500	33.98	Floating

COI1113	11/2/2009	4 years from date of purchase	500	32.74	Floating

COI1213	12/1/2009	4 years from date of purchase	500	46.31	Floating

COI0114	1/1/2010	4 years from date of purchase	500	32.12	Floating

COI0214	2/1/2010	4 years from date of purchase	500	43.67	Floating

COI0314	3/1/2010	4 years from date of purchase	500	40.40	Floating

COI0414	4/1/2010	4 years from date of purchase	500	16.36	Floating

TOTAL			12,500	1,544.90

EDO1014	10/1/2004	10 years from date of purchase	100	5.22	Floating

EDO1114	11/1/2004	10 years from date of purchase	100	9.70	Floating

EDO1214	12/1/2004	10 years from date of purchase	100	27.85	Floating

EDO0115	1/3/2005	10 years from date of purchase	100	9.96	Floating

EDO0215	2/1/2005	10 years from date of purchase	100	12.03	Floating

EDO0315	3/1/2005	10 years from date of purchase	100	4.65	Floating

EDO0415	4/1/2005	10 years from date of purchase	100	6.07	Floating

EDO0515	5/2/2005	10 years from date of purchase	100	4.73	Floating

EDO0615	6/1/2005	10 years from date of purchase	100	3.69	Floating

EDO0715	7/1/2005	10 years from date of purchase	100	1.50	Floating

EDO0815	8/1/2005	10 years from date of purchase	100	1.38	Floating

EDO0915	9/1/2005	10 years from date of purchase	100	2.71	Floating

EDO1015	10/1/2005	10 years from date of purchase	100	1.13	Floating

EDO1115	11/2/2005	10 years from date of purchase	100	2.55	Floating

EDO1215	12/1/2005	10 years from date of purchase	100	4.81	Floating

EDO0116	1/1/2006	10 years from date of purchase	100	6.09	Floating

EDO0216	2/1/2006	10 years from date of purchase	100	4.64	Floating

EDO0316	3/1/2006	10 years from date of purchase	100	2.16	Floating

EDO0416	4/1/2006	10 years from date of purchase	100	1.35	Floating

EDO0516	5/1/2006	10 years from date of purchase	100	1.26	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0616	6/1/2006	10 years from date of purchase	100	1.25	Floating

EDO0716	7/1/2006	10 years from date of purchase	100	4.00	Floating

EDO0816	8/1/2006	10 years from date of purchase	100	5.14	Floating

EDO0916	9/1/2006	10 years from date of purchase	100	2.99	Floating

EDO1016	10/1/2006	10 years from date of purchase	100	2.39	Floating

EDO1116	11/1/2006	10 years from date of purchase	100	6.33	Floating

EDO1216	12/1/2006	10 years from date of purchase	100	9.05	Floating

EDO0117	1/1/2007	10 years from date of purchase	100	14.45	Floating

EDO0217	2/1/2007	10 years from date of purchase	100	12.04	Floating

EDO0317	3/1/2007	10 years from date of purchase	100	6.93	Floating

EDO0417	4/1/2007	10 years from date of purchase	100	4.66	Floating

EDO0517	5/1/2007	10 years from date of purchase	100	14.10	Floating

EDO0617	6/1/2007	10 years from date of purchase	100	6.03	Floating

EDO0717	7/1/2007	10 years from date of purchase	100	11.10	Floating

EDO0817	8/1/2007	10 years from date of purchase	100	16.70	Floating

EDO0917	9/1/2007	10 years from date of purchase	100	37.46	Floating

EDO1017	10/1/2007	10 years from date of purchase	100	28.04	Floating

EDO1117	11/1/2007	10 years from date of purchase	100	37.61	Floating

EDO1217	12/1/2007	10 years from date of purchase	200	89.95	Floating

EDO0118	1/1/2008	10 years from date of purchase	200	84.17	Floating

EDO0218	2/1/2008	10 years from date of purchase	200	33.74	Floating

EDO0318	3/1/2008	10 years from date of purchase	200	47.12	Floating

EDO0418	4/1/2008	10 years from date of purchase	200	31.43	Floating

EDO0518	5/1/2008	10 years from date of purchase	200	26.02	Floating

EDO0618	6/1/2008	10 years from date of purchase	200	18.89	Floating

EDO0718	7/1/2008	10 years from date of purchase	200	49.28	Floating

EDO0818	8/1/2008	10 years from date of purchase	200	66.22	Floating

EDO0918	9/1/2008	10 years from date of purchase	200	45.75	Floating

EDO1018	10/1/2008	10 years from date of purchase	200	193.61	Floating

EDO1118	11/1/2008	10 years from date of purchase	500	71.45	Floating

EDO1218	12/1/2008	10 years from date of purchase	500	77.84	Floating

EDO0119	1/1/2009	10 years from date of purchase	500	66.73	Floating

EDO0219	2/1/2009	10 years from date of purchase	500	36.12	Floating

EDO0319	3/1/2009	10 years from date of purchase	500	88.65	Floating

EDO0419	4/1/2009	10 years from date of purchase	500	63.40	Floating

EDO0519	5/1/2009	10 years from date of purchase	500	66.90	Floating

EDO0619	6/1/2009	10 years from date of purchase	500	84.22	Floating

EDO0719	7/1/2009	10 years from date of purchase	500	105.50	Floating

EDO0819	8/1/2009	10 years from date of purchase	500	62.08	Floating

EDO0919	9/1/2009	10 years from date of purchase	500	90.32	Floating

EDO1019	10/1/2009	10 years from date of purchase	500	109.32	Floating

EDO1119	11/1/2009	10 years from date of purchase	500	68.79	Floating

EDO1219	12/1/2009	10 years from date of purchase	500	103.07	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)

EDO0120	1/1/2020	10 years from date of purchase	500	113.49	Floating

EDO0220	2/1/2020	10 years from date of purchase	500	122.55	Floating

EDO0320	3/1/2020	10 years from date of purchase	500	168.95	Floating

EDO0420	4/1/2020	10 years from date of purchase	500	19.13	Floating

TOTAL			15,000	2,538.42

DOS0510	5/1/2008	2 years from date of purchase	1.000	129.57	5.70%

DOS0610	6/1/2008	2 years from date of purchase	1.000	237.37	6.00%

DOS0710	7/1/2008	2 years from date of purchase	1.000	470.71	6.25%

DOS0810	8/1/2008	2 years from date of purchase	1.000	469.49	6.25%

DOS0910	9/1/2008	2 years from date of purchase	1.000	257.40	6.00%

DOS1010	10/1/2008	2 years from date of purchase	1.000	549.22	5.80%

DOS1110	11/1/2008	2 years from date of purchase	1.000	292.08	6.25%

DOS1210	12/1/2008	2 years from date of purchase	1.000	249.78	6.25%

DOS0111	1/1/2009	2 years from date of purchase	1.000	233.49	5.75%

DOS0211	2/1/2009	2 years from date of purchase	1.000	151.25	5.25%

DOS0311	3/1/2009	2 years from date of purchase	1.000	297.98	5.50%

DOS0411	4/1/2009	2 years from date of purchase	1.000	182.75	5.50%

DOS0511	5/1/2009	2 years from date of purchase	1.000	196.43	5.50%

DOS0611	6/1/2009	2 years from date of purchase	1.000	187.07	5.50%

DOS0711	7/1/2009	2 years from date of purchase	1.000	110.47	5.00%

DOS0811	8/1/2009	2 years from date of purchase	1.000	103.56	4.75%

DOS0911	9/1/2009	2 years from date of purchase	1.000	158.57	4.75%

DOS1011	10/1/2009	2 years from date of purchase	1.000	97.03	4.75%

DOS1111	11/1/2009	2 years from date of purchase	1.000	149.84	4.75%

DOS1211	12/1/2009	2 years from date of purchase	1.000	271.73	4.75%

DOS0112	1/1/2010	2 years from date of purchase	1.000	251.47	4.75%

DOS0212	2/1/2010	2 years from date of purchase	1.000	80.78	4.50%

DOS0312	3/1/2010	2 years from date of purchase	1.000	90.59	4.50%

DOS0412	4/1/2010	2 years from date of purchase	1.000	63.30	4.25%

TOTAL			24,000	5,281.98

SP0610	6/1/2005	6/1/2010	500	515.24	5.00%

SP0910	9/1/2005	9/1/2010	500	21.02	4.40%

SP1210	12/1/2005	12/1/2010	500	50.19	4.50%

TOTAL			1,500	586.45

Source: Ministry of Finance

(1)	A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

State Treasury External Debt

With a maturity at issuance of more than one year

As at April 30, 2010

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate	Interest Rate(1)
				(US$ millions)
Paris Club Creditors	JPY	1991	2014	100.8		-	3.407
Other External Creditors(2)
Collateralized Par Bonds	US$	1994	2024	178.5		-	4.00	(3)
Collateralized RSTA Bonds	US$	1994	2024	118.5		-	4.75	(3)
$100 million 7.75% Notes	US$	1997	2017	100.0		-	7.75
€1 billion 5.5% Notes	EUR	2001	2011	1,331.5		-	5.50
€750 million 5.5% Notes	EUR	2002	2012	998.6		-	5.50
$1.4 billion 6.25% Notes	US$	2002	2012	1,400.0		-	6.25
£400 million 5.625% Notes	GBP	2002	2010	614.8		-	5.625
€3 billion 4.5% Notes	EUR	2003	2013	3,994.5		-	4.50
¥25 billion 0.84% Notes	JPY	2003	2010	264.8		-	0.84
$1 billion 5.25% Notes	US$	2003	2014	1,000.0		-	5.25
$400 million 6m Libor +0.325% Notes	US$	2003	2010	-		400.0	Floating
¥6.8 billion 2.6475% Notes	JPY	2004	2034	72.0		-	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	177.9		-	3.22
€5.25 billion 4.2% Notes	EUR	2005	2020	6,990.4		-	4.20
€500 million 4.45% Notes	EUR	2005	2035	665.8		-	4.45
CHF400 million 1.875% Notes	CHF	2005	2010	371.3		-	1.875
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,392.3		-	2.625
¥75 billion 1.0% Notes	JPY	2005	2012	794.3		-	1.00
€500 million 4.25% Notes	EUR	2005	2055	665.8		-	4.25
$81.81 million 3m Libor +0.115% Notes	US$	2005	2015	-		81.8	Floating
$1 billion 5.0% Notes	US$	2005	2015	1,000.0		-	5.00
$100 million 5.408% Notes	US$	2005	2035	100.0		-	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	529.5		-	2.24
€3 billion 3.625% Notes	EUR	2006	2016	3.994.5		-	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	264.8		-	2.06
¥60 billion 2.62% Notes	JPY	2006	2026	635.4		-	2.62
€1.5 billion 4.5% Notes	EUR	2007	2022	1,997.3		-	4.50
CHF 725 million 2.875% Notes	CHF	2007	2012	672.9		-	2.875
CHF1 billion 3.25% Notes	CHF	2007	2019	928.2		-	3.25
¥50 billion 2.81% Notes	JPY	2007	2037	529.5		-	2.81
CHF250 million 3.625% Notes	CHF	2008	2017	232.0		-	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	264.8		-	3.30
€2 billion 5.625% Notes	EUR	2008	2018	2,663.0		-	5.625
€1.75 billion 5.875% Notes	EUR	2009	2014	2,330.1		-	5.875
$3.5 billion 6.375% Notes	US$	2009	2019	3,500.0		-	6.375
CHF750 million 3.0 % Notes	CHF	2009	2014	696.1		-	3.0
€500 million 4.675% Notes	EUR	2009	2019	665.8		-	4.675
€410 million 5.125% Notes	EUR	2009	2024	545.9		-	5.125
¥23.3 billion 1.92% Notes	JPY	2009	2012	246.8		-	1.92
¥21.5 billion 2.34% Notes	JPY	2009	2014	227.7		-	2.34
€3 billion 5.25% Notes	EUR	2010	2025	3,994.5		-	5.25
€1.25 billion 3.75% Notes	EUR	2010	2017	1,664.4		-	3.75
CHF475 million 2.125% Notes	CHF	2010	2014	440.9		-	2.125
European Investment Bank	US$	1993	2013	4.4	(4)	-	6.80	(5)
European Investment Bank	EUR	1994	2014	55.5	(4)	-	5.80	(5)
European Investment Bank	EUR	1996	2016	57.7	(4)	-	5.38	(5)
European Investment Bank	EUR	1997	2022	205.0	(4)	-	4.80	(5)
European Investment Bank	EUR	1998	2018	113.2	(4)	-	4.50	(5)
European Investment Bank	EUR	1998	2018	92.3	(4)	-	4.10	(5)

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate	Interest Rate(1)
				(US$ millions)
European Investment Bank	EUR	1998	2018	75.5	(4)	-	4.30	(5)
European Investment Bank	EUR	2000	2019	26.4	(4)	-	4.49	(5)
European Investment Bank	EUR	2000	2020	40.9	(4)	-	4.40	(5)
European Investment Bank	EUR	2001	2020	47.4	(4)	-	4.97	(5)
European Investment Bank	EUR	2001	2020	159.4	(4)	-	4.56	(5)
European Investment Bank	EUR	2001	2020	169.0	(4)	-	4.57	(5)
European Investment Bank	EUR	2001	2031	327.2	(4)	-	4.36	(5)
European Investment Bank	EUR	2002	2026	100.9	(4)	-	4.46	(5)
European Investment Bank	EUR	2003	2030	665.7	(4)	-	4.52	(5)
European Investment Bank	EUR	2003	2032	66.6	(4)	-	4.61	(5)
European Investment Bank	EUR	2004	2017	245.3	(4)	-	3.70	(5)
European Investment Bank	EUR	2004	2017	367.9	(4)	-	3.70	(5)
European Investment Bank	EUR	2004	2025	199.7	(4)	-	3.67	(5)
European Investment Bank	EUR	2005	2013	332.9	(4)	-	3.67	(5)
European Investment Bank	EUR	2006	2019	672.4	(4)	-	4.80	(5)
European Investment Bank	EUR	2006	2027	466.0	(4)	-	4.51	(5)
European Investment Bank	EUR	2007	2039	39.9	(4)	-	4.06	(5)
European Investment Bank	EUR	2007	2016	632.5	(4)	-	4.07	(5)
European Investment Bank	EUR	2008	2018	798.9	(4)	-	4.61	(5)
European Investment Bank	EUR	2009	2019	-		732.3	Floating
World Bank	US$	1996	2013	-		9.8	Floating
World Bank	EUR	1996	2013	-		9.8	Floating
World Bank	US$	1997	2012	-		45	Floating
World Bank	EUR	1997	2012	-		55.2	Floating
World Bank	US$	1997	2012	-		59.5	Floating
World Bank	EUR	1999	2014	-		167.9	Floating
World Bank	EUR	2000	2015	-		78.1	Floating
World Bank	EUR	2000	2016	-		18.3	Floating
World Bank	EUR	2001	2011	-		150.2	Floating
World Bank	EUR	2004	2014	-		132.4	Floating
World Bank	EUR	2004	2014	-		212.9	Floating
World Bank	EUR	2004	2018	-		59	Floating
World Bank	EUR	2005	2018	-		132.3	Floating
World Bank	EUR	2006	2021	-		67.5	Floating
World Bank	EUR	2006	2020	-		189.9	Floating
World Bank	EUR	2007	2021	-		15.8	Floating
World Bank	EUR	2008	2038	-		1,298.2	Floating
World Bank	EUR	2009	2039	-		1,331.5	Floating
Council of Europe Development Bank	EUR	1999	2014	6.1		-	4.55
Council of Europe Development Bank	EUR	1999	2014	7.3		-	5.57
Council of Europe Development Bank	EUR	1999	2014	12.1		-	5.56
Council of Europe Development Bank	EUR	2000	2015	2.3		-	5.99
Council of Europe Development Bank	EUR	2000	2015	19.4		-	5.78
Council of Europe Development Bank	EUR	2000	2015	5.3		-	5.78
Council of Europe Development Bank	EUR	2001	2016	10.3		-	5.31
Council of Europe Development Bank	EUR	2001	2016	6.8		-	5.41
Council of Europe Development Bank	EUR	2002	2017	5.6		-	4.98
Council of Europe Development Bank	EUR	2002	2017	0.1		-	4.59
Council of Europe Development Bank	EUR	2001	2016	78.7		-	5.33
Council of Europe Development Bank	EUR	2001	2016	22.8		-	5.35
Council of Europe Development Bank	EUR	2002	2016	46.9		-	5.4425
Council of Europe Development Bank	EUR	2002	2017	12.9		-	5.2
Council of Europe Development Bank	EUR	2003	2018	-		30.0	Floating
Council of Europe Development Bank	EUR	2005	2020	-		10.0	Floating
Council of Europe Development Bank	EUR	2006	2021	23.3		-	4.29

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
				(US$ millions)
Council of Europe Development Bank	EUR	2008	2033	-	1.3	Floating
Council of Europe Development Bank	EUR	2009	2024	-	6.7	Floating

Other loans
	JPY	1990	2015	61.2	-	2.90

TOTAL				55,634.5	5,295.6

Source: Ministry of Finance

In this table “EUR” means Euro, “US$” means United States dollar and “JPY” means Japanese yen.

(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	Increasing in stages to 5.00% in 2015.
(4)	The exchange rate as at April 30, 2010.
(5)	The interest rate of the last tranche.

State Guarantees and Sureties

With a maturity at issuance of more than one year

As at April 30, 2010 *

	Maturities
	2010	2011	2012	2013	2014	2015
	(PLN millions)
Foreign guarantees	1,502.5	1,105.6	1,068.3	1,863.4	2,388.5	1,420.0
Domestic sureties and guarantees	1,474.2	4,756.8	1,510.9	485.9	3,733.4	309.5
TOTAL	2,976.7	5,862.4	2,579.2	2,349.3	6,121.9	1,729.5

* Preliminary data

Source: Ministry of Finance

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